

03050875



PT BANK BUANA INDONESIA Tbk.
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Tel. : 63865908, 63865927
Fax.: 6324467, 6322373

No.03/DIR/628

Jakarta, May 7, 2003

File Number : **82-34694**

Securities and Exchange Commission
Division of Corporation Action
450 Fifth Street
Washington, DC 20549
USA


SEC MAIL PROCESSING
RECEIVED
MAY 12 2003
WASH. D.C. 181 SECTION

Re: PT Bank Buana Indonesia Tbk.
Rule 12g-3-2(b) Exemption File No. 82-34694

Dear Sir/Madam,

Pursuant to Rule 12-3-2(b)(1), please find enclosed the following documents to supplement the information previously provided with respect to PT Bank Buana Indonesia Tbk's (the "Company") request for exemption under Rule 12g3-2(b):

NO	DOCUMENTS*	DATED
1	Important Information on Right Certificates	April 22, 2003
2	Proof of Publication on Additional Information Announcement	April 23, 2003
3	Result of Extraordinary General Shareholders Meeting	April 24, 2003
4	Proof of Publication	April 25, 2003
5	Publication Proof of Financial Statement	April 25, 2003

* *Translation or summary translation attached*

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Should you have any queries, please do not hesitate to contact one of the following personnel:

1. Mr. Maruba Sihaloho, Senior Vice President
   Head of Corporate Secretary Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : corsec@bankbuana.com
   Phone : +62 21 6330585, #3400
   Fax : + 62 21 6312340

dlw 5/29

2. Mrs .....



PT BANK BUANA INDONESIA Tbk.
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Tel. : 63865908, 63865927
Fax.: 6324467, 6322373

Continued Letter No. 03/DIR/628 dated May 7, 2003

File Number :
82-34694

2. Mrs. Juliana Samudro, Vice President
   Deputy Head of Corporate Secretary Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : julianasamudro@bankbuana.com
   Phone : +62 21 6330585 #3456
   Fax : +62 21 6312340

For future reference, please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to the above mentioned names.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,



PT BANK BUANA INDONESIA Tbk.
DIREKSI
JAKARTA


Pardi Kendy   Safrullah Hadi Saleh

File Number :
82-34694

No.03/DIR/517

Attachment 1/5

Jakarta, April 22, 2003

Mr. Herwidayatmo
Head of Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
<u>Jakarta</u>


SEC MAIL PROCESSING
RECEIVED
MAY 12 2003
181
SECTION

Re: Important Information on Certificates Right

Dear Sir/Madam,

Please find enclosed proof of publication of "Important Information on Rights Certificates – Additional Information of Right Issue II" that has been published on 2 daily newspapers, Investor Indonesia and Media Indonesia on April 22, 2003.

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Head Office,

Maruba Sihaloho Juliana Samudro

LOMS

L.M. SITOROUS, OSMAN SIREGAR, MANIMBUL L.S. & ASSOCIATES

PENERJEMAH RESMI & DISUMPAH
CERTIFIED, AUTHORIZED AND SWORN TRANSLATORS
MULTILINGUAL TRANSLATION AND EDITING SERVICES :
Head Office : Gedung Trisula 2nd Floor, Jl. Menteng Raya No. 35
Phone : (direct) 3914542, 331201 Fax. 3902574
3909150, 3154982, 3147440 Ext. 111
Jakarta Pusat 10340

LM. SITORUS, SH
OSMAN SIREGAR, DRS.
MANIMBUL L.S., DRS.

ASSOCIATES :
IR. ELISABETH S.
DANUJASA, DRS, DTEFL
RAYMOND, DR,M.Ed
J.H. MANURUNG



PT BANK BUANA INDONESIA Tbk.

Referring to the Important Information on Preemptive Right to Stock-Additional Information on Right Issue II which has been published today, April 22, 2003, we hereby convey additional information into the section on "Right Issue II" following paragraph 10 as follows:

Based on the provisions of the BAPEPAM Regulations No. IX.D.1 regarding Preemptive Right to Subscribe Stock (HMETD) it was stated that HMETD (Right) could be traded.

Therefore the plan of IFC to joint into the Company does not violate the rights of the existing Shareholders. All Shareholders shall have the same rights.

Jakarta, April 23, 2003

PT BANK BUANA INDONESIA Tbk

The Board of Directors

I, Manimbul Luhut Sitorus, certified, authorized and sworn translator, by virtue of the Decree of the Governor of Jakarta Special Capital Region number 5226/1998 SK GUB DKI, dated the 17th of June, 1998, hereby certify that this translation is correct and true to the document written in the Indonesian language which was submitted to me.
Jakarta, May 7, 2003.

IMPORTANT INFORMATION ON PREEMPTIVE RIGHT TO STOCK

ADDITIONAL INFORMATION ON RIGHT ISSUE II

BAPEPAM MAKES NO STATEMENT TO APPROVE OR NOT APPROVE THIS STOCK NOR STATEMENT OF THE TRUTH OR ADEQUACY OF THE CONTENTS OF THIS PROSPECTUS. ANY STATEMENT CONTRADICTING THOSE MATTERS IS AN ACT OF VIOLATION OF THE LAW.

PT BANK BUANA INDONESIA Tbk IS FULLY RESPONSIBLE FOR THE TRUTH OF ALL STATEMENTS, DATA OR REPORTS AND THE HONESTY OF OPINION CONTAINED IN THIS PROSPECTUS.



BANK BUANA INDONESIA

PT BANK BUANA INDONESIA Tbk.

LINE OF BUSINESS

Dealing in banking service

Domiciled/Located in Jakarta, Indonesia

OPERATIONAL HEAD OFFICE
Jl. Asemka No. 32-36
Jakarta 11110
Phone: (62 21) 692-2901, 692-2045
Fax : (62 21) 691-2005,692-5946
Domestic Telex: 42673, 42734
International Telex: 42042, 42602

THE BOARD OF DIRECTORS AND
THE BOARD OF COMMISSIONERS OFFICE
Jl. Gajah Mada No. 1A
Jakarta 10130
Phone: (62 21) 633-0585, 638-65927
Fax : (62 21) 631-2340
Telex: 46235, 46359
E-mail: corsec@bankbuanaina.co.id
Website: www.bankbuana.com



CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

BRANCH OFFICE
31 Branch Offices, 120 Sub-Branch Offices and 6 Cash Offices

RIGHT ISSUE II TO SHAREHOLDERS IN THE FRAMEWORK OF ISSUANCE OF PREEMPTIVE RIGHT TO STOCK

At most 744,494,202 (seven hundred forty four million four hundred ninety four thousand two hundred two) Ordinary Shares issued in the name of their/its respective owners, each share having a nominal value of Rp 250.- (two hundred fifty Rupiahs) to be offered at a price of Rp 360.- (three hundred sixty Rupiahs) per share. Every shareholder who has 4 (four) shares whose names are registered in the Register of Company's Shareholders of PT Bank Buana Indonesia Tbk on May 9, 2003 at 16:00 p.m. has 1 (one) Preemptive Right To Subscribe Stock (hereinafter referred to as "HMETD") to purchase 1 (one) Ordinary Share issued in the name of their/its respective owners which must be fully paid at the time of submitting subscription to the shares.

HMETD may be traded in the Jakarta Stock Exchange and Surabaya Stock Exchange as well as Over the Counter for 5 (five) workdays as from the 21st of May, 2003 up to the 27th of May, 2003. Listing of the share will be conducted on the Jakarta Stock Exchange and Surabaya Stock Exchange on the 21st of May, 2003. The last date to exercise HMETD is the 28th of May, 2003, so that the right unexercised up to that date will no longer be valid.


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

If the shares offered in the framework of Right Issue II are not wholly taken by HMETD holders, the balance will be allocated to other shareholders who subscribe the shares more than their rights as referred to in the HMETD Evidence Certificate and/or Additional Shares Subscription Form proportionally in accordance with the existing regulations. In case that shareholders have HMETD in the form of denominations, the right to the stock denomination becomes the property of PT Bank Buana Indonesia Tbk (the Company) and it will be sold by the Company and the sale proceeds will be included in the Company's account.

THE MAJOR RISK FACED BY THE COMPANY IS DISABILITY OF THE DEBTOR TO REPAY THE CREDIT PROVIDED AND IF THE TOTAL AMOUNT IS MATERIAL, IT CAN AFFECT THE PERFORMANCE OF THE COMPANY.

FOR THE ATTENTION OF THE SHAREHOLDERS

IF THE COMPANY'S SHAREHOLDERS DO NOT EXERCISE THEIR RIGHT TO SUBSCRIBE NEW SHARES OFFERED COMMENSURATE TO THE PROPORTION OF SHARES OWNED, THE PROPORTION OF THEIR RESPECTIVE SHARES OWNERSHIP IN THE COMPANY DECREASES (DILUTION) UP TO A MAXIMUM OF 20%.


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

THE RIGHT ISSUE II BECOMES EFFECTIVE AFTER BEING APPROVED BY AN EXTRAORDINARY GENERAL METING OF SHAREHOLDERS OF PT BANK BUANA INDONESIA Tbk IN THE CASE THAT THE EXTRA-ORDINARY GENERAL MEETING OF SHAREHOLDERS DOES NOT APPROVE THE ISSUANCE OF HMETD, THE ACTIVITIES WHICH HAVE BEEN CARRIED OUT BY PT BANK BUANA INDONESIA Tbk IN THE FRAMEWORK OF ISSUANCE OF HMETD IN ACCORDANCE WITH THE ABOVE MENTIONED SCHEDULE IS TO BE CONSIDERED AS NEVER TAKING PLACE.

THIS INFORMATION SERVES AS ADDITIONAL/REVISED INFORMATION ON IMPORTANT INFORMATION ON PREEMPTIVE RIGHT TO STOCK WHICH HAS BEEN ISSUED THROUGH BISNIS INDONESIA AND INVESTOR DAILY NEWSPAPER ON MARCH 27, 2003.

SCHEDULE OF RIGHT ISSUE II

Extraordinary General Meeting of Shareholders (RUPSLB)	April 24, 2003
Effective Date	April 24, 2003
Last Date of Share Trading with Preemptive Right to Subscribe Stock (HMETD)	
Regular Market and Negotiable Market	May 6, 2003
Cash Market	May 9, 2003
Commencement Date of Share Trading without HMETD	
Regular Market and Negotiable Market	May 7, 2003
Cash Market	May 12, 2003
Registration Date of Shareholders who are entitled to HMETD	May 9, 2003


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

HMETD, Prospectus and Form Distribution Period	May 12-20, 2003
SBHMETD Splitting Period	May 21-23, 2003
Listing Date in Jakarta Stock Exchange and Surabaya Stock Exchange	May 21, 2003
HMETD Trading Period	May 21-27, 2003
Period for the Exercising HMETD	May 21-28, 2003
Period for Shares Distribution produced by Exercising of HMETD	May 28–June 5, 2003
Last Date for Payment of Additional Shares Subscription	May 29, 2003
Allotment Date for Additional Shares Subscription	June 3, 2003
Refunding Date of Subscription Payment for Additional Shares	June 5, 2003

RIGHT ISSUE II

At most 744,494,202 (seven hundred forty four million four hundred ninety four thousand two hundred two) Ordinary Shares in the name of their/its respective owners, each share having a nominal value of Rp 250.- (two hundred fifty Rupiahs) to be offered at a price of Rp. 360.- (three hundred sixty Rupiahs) per share. Every shareholder who has 4 (four) shares and whose names are registered in the Register of Company's Shareholders on May 9, 2003 at 16:00 p.m. has 1 (one) Preemptive Right To Subscribe Stock (hereinafter referred to as "HMETD") to purchase 1 (one) Ordinary Share in the name of their/its respective owners, which must be fully paid at the time of submitting subscription to the share.


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

The Company was incorporated based on the Notarial Deed No. 150, dated the 31st of August, 1956 drawn up before Eliza Pondaag, SH. (Master of Law) at that time a Notary Public in Jakarta, and carried out its business in accordance with and under the existing laws and regulations in the Republic of Indonesia. The said deed has been legalized by the Minister of Justice of the Republic of Indonesia by virtue of the Decree Number J.A.5/78/4, dated the 24th October, 1956, registered with the Jakarta Court of First Instance under Number 1811, dated the 27th of October, 1956 and promulgated in the State Gazette of the Republic of Indonesia Number 96, dated the 30th November, 1956, Supplement Number 1243.

At the time of Initial Right Issue, the Company's Articles of Association have been amended in its entirety by virtue of the Deed of Minutes of Extraordinary General Meeting of Shareholders Number 19, dated the 22nd of July, 1999, drawn up by Fathiah Helmi, SH. (Master of Law), a Notary Public in Jakarta and has obtained approval and ratification from the Minister of Justice of the Republic of Indonesia by virtue of the Decree Number C-13889. HT.01.04.Th.99, dated the 30th of July, 1999, and has been registered in the Companies Register with the West Jakarta Municipality Company Registration Office Number 7862/BH.09.02/IX/1999, dated the 30th September, 1999, as well as promulgated in the State Gazette of the Republic


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

of Indonesia Number 103, dated the 24th of December, 1999, Supplement Number 8563.

By virtue of the Letter from the Chairman of Capital Market Supervisory Board Number S-1544/PM/2000, dated the 27th of June, 2000, the Company's Initial Right Issue has obtained an effective statement.

The Company's Articles of Association has been several times amended since the Initial Right Issue, among others based on the Deed of Statement of Decisions of Extra-ordinary General Meeting of Shareholders of the Company Number 37, dated the 28th of March, 2002, drawn up before Fathiah Helmi, SH., a Notary Public in Jakarta regarding an Increase in the Authorized Capital of the Company originally from Rp 900,000,000,000 (nine hundred billion Rupiahs) divided into 1,800,000,000 (one billion eight hundred million) shares, each share having a nominal value of Rp 500.- (five hundred Rupiahs), to be Rp 1,800,000,000,000 (one trillion eight hundred billion Rupiahs), divided into 3,600,000,000 (three billion six hundred million) shares, each share having a nominal value of Rp 500.- (five hundred Rupiahs), which has obtained approval and ratification from the Minister of Justice and Human Rights of the Republic of Indonesia by virtue of the Decree Number C-05659.HT.01.04.TH.2002, dated the 5th of April, 2002 and has been registered in the Companies Register with the Industry and Trade Office of the West Jakarta Municipality, dated the 15th of April,


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

2002 under Number 0744/RUB.09.02/IV/2002 as well as promulgated in the State Gazette of the Republic of Indonesia Number 51, dated the 25th of June, 2002, Supplement Number 6209.

The Company's Articles of Association were most recently amended by virtue of the Deed of Statement of Decisions of Extraordinary General Meeting of Shareholders Number 39, dated the 25th November, 2002, drawn up before Fathiah Helmi, SH., a Notary Public in Jakarta, regarding the splitting of share nominal value from Rp 500.- (five hundred Rupiahs) into Rp 250.- (two hundred fifty Rupiahs), which has been reported and accepted as well as registered with the Minister of Justice and Human Rights by virtue of the Receipt of Report of Deed of Amendments to the Articles of Association Number C-23380.HT.01.04. TH.2002, dated the 27th of November, 2002 and has been registered in the Companies Register with the West Jakarta Municipality Company Registration Office under Number 2421/RUB.09.02/XI/2002 dated the 28th of November, 2002, and has been promulgated in the State Gazette Number 1 dated the 3rd of January, 2003, Supplement Number 4.

The composition of the Company's shareholders based on the Register of Shareholders of the Company as of the 28th of February, 2003 which was issued by the Company's Stock Administrative Bureau of PT Sirca Datapro Perdana are as follows:


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

Shareholders	Total Shares	Total Nominal Value (Rp 250.- per share)	Ownership Percentage (%)
PT Sari Dasa Karsa	1,921,232,838	480,308,209,500	64.51
10 founding shareholders individual with less than 1% ownership each	104,819,872	26,204,968,000	3.52
PT Makindo Tbk.	198,557,328	49,639,332,000	6.67
Public	753,366,772	188,341,693,000	25.30
Total	2,977,976,810	744,494,202,500	100.00

If the whole HMETD offered in the framework of Right Issue II were purchased by shareholders, the structure of capital and ownership of share in the Company before and after Right Issue II shall be as follows:

Share capital

consisted of Ordinary Shares in the Name of their/its Respective Owners

each share having a nominal value of Rp. 250.-

Description	Before Right Issue II			After Right Issue II		
	Total Shares	Total Nominal Value	%	Total Shares	Total Nominal Value	%
Authorized Capital	7,200,000,000	1,800,000,000,000	-	7,200,000,000	1,800,000,000,000	-
Placed and Paid-up Capital:						
PT Sari Dasa Karsa	1,921,232,838	480,308,209,500	64.51	2,401,541,047	600,385,261,750	64.51
10 founding share-holders	104,819,872	26,204,968,000	3.52	131,024,840	32,756,210,000	3.52
PT Makindo Tbk.	198,557,328	49,639,332,000	6.67	248,196,660	62,049,165,000	6.67
Public	753,366,772	188,341,693,000	25.30	941,708,465	235,427,116,250	25.30
Total Placed and Paid-up Capital	2,997,976,810	744,494,202,500	100.00	3,722,471,012	930,617,753,000	100.00
Shares in Portfolio	4,222,023,190	1,055,505,797,500	-	3,477,528,988	869,382,247,000	-

HMETD holders who did not use their rights to purchase new shares in the framework of Right Issue II, could sell their rights to other parties, from the 21st of May, 2003 up to the 27th of May, 2003 through Jakarta Stock Exchange


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

and Surabaya Stock Exchange or over the counter in accordance with the Regulations from BAPEPAM (Capital Market Supervisory Board) Number IX.D.1. Shareholders who did not exercise their rights could decrease in ownership percentage (dilution) up to a maximum of 20% (twenty percent).

If the shares offered in the framework of Right Issue II were not wholly taken by HMETD holders, the balance would be allocated to other shareholders who subscribe more than their rights as mentioned in the Certificate of HMETD Evidence and/or Additional Shares Subscription Form proportionally in accordance with the existing regulations. In this Right Issue II there is no party acting as standby purchaser, therefore if there was still HMETD balance, which was not exercised it will be void.

In the framework of this Right Issue II, the Company had signed a Memorandum of Understanding ("MoU") dated the 24th March, 2003 with International Finance Corporation ("IFC") to participate in share participation in the Company through Right Issue II, with the provision as required by the Company in this Right Issue II.

The plan of IFC to participate in the share participation will be implemented through purchase of HMETD owned by major shareholder with the provision that if the Right Issue II has been approved by the Extraordinary General Meeting of Shareholders.


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS

In addition, in order to be able to improve the Company's performance in the said MoU, IFC also intends to establish cooperation with the Company in the following areas, with the provisions which are favourable to the Company:

a. Providing technical service and consultation service;

b. Formulating Company's business strategies;

c. Formulating short-term, medium-term and long-term business strategies to make the Company a superior financial institution in Indonesia with wide investors, products and profile of customers;

d. Use of international best practices in areas, among others: credit evaluation process, credit risk, technology information and management system, operational procedure, organizational structure, and work efficiency and company management procedure, which were needed to maximize the value of shareholders.

WITHIN A PERIOD OF 12 (TWELVE) MONTHS AFTER THE VALIDITY OF STATEMENT ON REGISTRATION IN THE FRAMEWORK OF THIS RIGHT ISSUE II, THE COMPANY PLAN TO ISSUE OR LIST NEW SHARES OR OTHER STOCK WHICH COULD BE CONVERTED INTO SHARES WITHOUT PREJUDICE TO THE DECISION OF A GENERAL MEETING OF SHAREHOLDERS AND THE EXISTING LAWS AND REGULATIONS.


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

PLAN FOR USING FUNDS PRODUCED BY RIGHT ISSUE II

In accordance with provisions of the Bank Indonesia, capital adequacy is one of the major requirements for each bank if it wants to intensify the provision of credit and other assets, including the addition of the number of branch offices. At present Bank Indonesia stipulates the minimum CAR of a bank at 8% of total ATMR. So, each additional capital obtained by a bank, will give flexibility to the bank in developing credit and intensification of other assets.

The proceeds of share sale through Right Issue II after being deducted by the cost of issue, are all used to strengthen the position of bank capital to be used as follows:

1. About 80% for distribution of medium and long term credits.
2. About 20% for investment in technology development, i.e. for the purchase of software and hardware as well as consultancy cost.

The Company will report the realization of the use of funds produced by Right Issue II to shareholders in the Annual General Meeting of Shareholders of the Company and periodically to BAPEPAM, in accordance with Regulation Number X.K.4, Attachment to the Written Decision of Chairman of BAPEPAM Number Kep-81/PM/1996 dated the 17th


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

of January, 1996 as already amended by the Written Decision of Chairman of BAPEPAM Number Kep-15/PM/1997 dated the 30th of April, 1997 regarding Report of the Realization of Use of Funds Produced by Right Issue. If the Company wants to amend the use of funds other than that revealed in the Prospectus, the Company will report it first to BAPEPAM accompanied with the reasons and considerations and will ask for prior approval from the Company's shareholders in a General Meeting of Shareholders.

ANALYSIS AND DISCUSSION BY THE MANAGEMENT

1. GENERAL

The company is one of the banks categorized as "A" in Indonesia under the letter from the Bank of Indonesia Number 31/60/UpwBI/AdwBI/Rahasia dated the 26th of October, 1998. As one of the banks categorized "A", the Company succeeded in obtaining confidence from its customers, including new customers, who moved from other banks to obtain a solvent bank. Thus in 1998 the Company's assets increased by 123% compared to those of 1997.

Upon the application of effective and efficient strategy and management, the Company has a solvent level of liquidity and credit structure, so that at the time other banks were affected by the monetary crisis, the Company could survive and even properly grew. This success was


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

supported by the application of appropriate strategy, in which since early period of the Company establishment until now, the Company has focused on distribution of its credit to the sectors of small-scale and medium scale businesses. Under the prudential principle and disciplined credit management, the Company succeeded in making the bank one of the best banks in the banking industry with respect to the quality of credit portfolio and capital capacity. The success in strategy and the Company's management could also be observed from the Company's capacity to earn profits and maintain the Quality of Productive Asset (KAP) as well as able to increase the volume of credit distribution.

The Company also has a corporate culture by orienting to the good principles of transparency, integrity and banking standards. As a proof of applying the corporate culture, all levels of management and employee took concrete actions by implementing the prudential banking principle in accordance with the Company's good corporate governance. In its relations as a public company, the Company has provided wide benefit and influence to stakeholders/shareholders, among others in the form of optimal returns to shareholders, adequate welfare to all employees as well as contributions for the national development through tax payment from tax withholder as well as from the profits which was gained.


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

As a realization of the success and confidence from the public, the Company was also able to obtain the predicate of the Best Bank in the bank group with assets totaling Rp 10 trillion up to Rp 50 trillion of the Investor magazine version (Investor Number 57, 4th Year, June 26-July 9, 2002) and the Predicate of Very Good from the Infobank magazine for the past 3 years. In addition, in 2002 the Company was also declared as the major 100 taxpayers by the Directorate General of Tax for Company's income in 2001.

2. FINANCIAL ANALYSIS

The following discussion must be read by referring to the Company's Financial Statements (Report) for the years ended on December 31, 2002, 2001 and 2000, which was audited by the Registered Public Accountant Office of Siddharta Siddharta & Widjaja (formerly named Registered Public Accountant Office of Siddharta Siddharta & Harsono) each with Unqualified Opinion.

2.1. Interest Income and Interest Expense

The following table shows the total income and the Company's interest expense for the years ended on December 31, 2002, 2001 and 2000:


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

(in billions Rupiahs, except percentage)

Description	December 31, 2002		December 31, 2001		December 31, 2000	
	Total	%	Total	%	Total	%
Interest Income						
Credits provided	576.17	33.36	372.03	22.28	199.91	16.94
Securities:						
SBI	863.40	49.99	1,036.23	62.07	857.21	72.63
Other securities	220.80	12.78	166.49	9.97	43.53	3.69
	1,084.20		1,202.72		900.74	
Placement in other banks	22.18	1.28	57.22	3.43	49.50	4.19
Giro with other banks	0.52	0.03	2.39	0.14	2.24	0.19
Commission	44.20	2.56	35.22	2.11	27.80	2.36
Total	**1,727.27**	**100.00**	**1,669.58**	**100.00**	**1,180.19**	**100.00**
Interest Expense						
Giro interest	127.87	11.57	141.43	13.77	121.32	15.19
Savings	385.04	34.85	391.47	38.08	334.00	41.81
Deposits and deposits certificate	535.90	48.49	448.35	43.62	301.72	37.78
Call money	20.60	1.86	11.55	1.12	9.22	1.15
Borrowings	8.58	0.78	8.06	0.78	8.18	1.02
Premium charge	27.11	2.45	26.51	2.58	24.12	3.02
Others	0.03	0.00	0.55	0.05	0.26	0.03
Total	**1,105.13**	**100.00**	**1,027.92**	**100.00**	**798.82**	**100.00**
Interest Income– net	622.14		641.66		381.37	

2.1.1. Interest Income

For the years ended on December 31, 2002, 2001 and 2000, the Company had booked interest income totaling Rp 1,727.27 billions, Rp 1,669.58 billions and Rp 1,180.19 billions respectively. The biggest share of interest income originated from Certificate of Bank Indonesia (SBI) interest income with the portion of 49.99%, 62.07% and 72.63% respectively to the total of interest income.


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

Interest income in 2002 totaling Rp 1,727.27 billions, an increase of Rp 57.69 billions or 3.46% compared with the interest income in 2001 totaling Rp 1,669.58 billions. This increase in the interest income among others was caused by an increase in the interest income on credit provided totaling Rp 204.14 billions, interest income of other securities totaling Rp 54.31 billions and income from commission totaling Rp. 8.98 billions.

Interest income in 2001 totaling Rp 1,669.58 billions, an increase of Rp 489.39 billions or 41.47% compared to the interest income in 2000 totaling Rp 1,180.19 billions. This increase in the interest income was also caused by an increase in the interest income on credit provided totaling Rp 172.12 billions, interest income of other securities totaling Rp 122.96 billions and income from commission totaling Rp. 7.42 billions, added with an increase in interest income of SBI totaling Rp 179.02 billions.

Interest income on credit provided in 2002 totaling Rp 576.17 billions, an increase of Rp 204.14 billions or 54.87% compared to the interest income on credit provided in 2001 totaling Rp 372.03 billions. This increase in the interest income on credit provided was among others attributable to the increase in the distribution of the Company's credit reflected from the increase in total credit provided from Rp 2,697.49 billions at the end of 2001 to Rp 3,955.04 billions at the end of 2002. The same


CERTIFIED, AUTHORIZED AND SWORN
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TRANSLATOR

event also occurs in 2001, in which the interest income on credit provided totaling Rp 372.03 billions, an increase of Rp 172.12 billions or 86.10% compared to the interest income on credit provided in 2000 totaling Rp 199.91 billions, reflected from an increase in total credit provided from Rp 1,810.05 billions at the end of 2000 to Rp 2,697.49 billion at the end of 2001.

The interest income from SBI in 2002 totaling Rp 863.40 billions, a decrease of Rp 172.83 billions or 16.68% compared to the interest income from SBI in 2001 totaling Rp 1,036.23 billions. This decrease in interest income was caused by the average interest rate of SBI in 2002 was lower than that in 2001. Whereas the interest income from SBI in 2001 totaling Rp 1,036.23 billions, an increase of Rp 179.02 billions or 20.88% compared to the interest income from SBI in 2000 totaling Rp 857.21 billions. This increase in interest income was caused by the average interest rate of SBI in 2001 was higher than that of 2000.

Income from commission during the year ended on December 31, 2002 amounting to Rp 44.20 billions, an increase of Rp 8.98 billions or 25.50%. Likewise income from commission in 2001 amounting to Rp 35.22 billions, an increase of Rp 7.42 billions or 26.69% compared to the income from commission in 2000, which was recorded amounting to Rp 27.80 billions. This increase was in compliance with an increase in distribution of the Company's credits.


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As a whole, the Company's interest income for the years ended on December 31, 2002, 2001 and 2000 was significantly obtained from customers/parties having no special relationship. From the total of interest income, interest income from the related parties (parties which had special relationship) was less than 5% of total interest income.

2.1.2 Interest Expense

The interest expense for the years ended on December 31, 2002, 2001 and 2000 amounted to Rp 1,105.13 billions, Rp 1,027.92 billions and Rp 798.82 billions respectively. The interest expense for the year ended on December 31, 2002 was Rp 1,105.13 billions with the major part in the interest expense of Deposits and Deposits Certificate totaling Rp 535.90 billions, the interest expense of Savings was Rp 385.04 billions and interest expense of Giro was Rp 127.87 billions or 48.49%, 34.85% and 11.57% respectively to total interest expense.

The interest expense in 2002 was Rp 1,105.13 billions, an increase of Rp 77.21 billions or 7.51% compared to the interest expense in 2001 totaling Rp 1,027.92 billions. This increase was caused among others by an increase in funds of a third party succeeding to be raised by the Company, reflected from an increase in balance of saving by non-bank customer from Rp 10,954.46 billions at the end of 2001 to Rp 11,450.24 billions at the end of 2002.


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Likewise, the interest expense in 2001 was Rp 1,027.92 billions, an increase of Rp 229.10 billions or 28.68% compared to the interest expense in 2000 totaling Rp 798.82 billions. This increase was also caused by an increase in funds of a third party succeeding to be raised by the Company, reflected from an increase in balance of saving by non-bank customer from Rp 9,587.69 billions at the end of 2000 to Rp 10,954.46 billions at the end of 2001.

The interest expense on Giro service in 2002 totaling Rp 127.87 billions, a decrease of Rp 13.56 billions or 9.59% compared to the interest expense on Giro service in 2001 totaling Rp 141.43 billions. This decrease was caused among others by a decrease in Giro funds by non-bank customers from Rp 3,079.89 billions at the end of 2001 to Rp 2,966.85 billions at the end of 2002. Whereas the interest expense on Giro service in 2001 totaling Rp 141.43 billions, an increase of Rp 20.11 billions or 16.58% compared to the interest expense on Giro service in 2000, which was recorded to the total of Rp 121.32 billions, which was caused among others by an increase in Giro funds by non-bank customers from Rp 2,425.51 billions at the end of 2000 to Rp 3,079.89 billions at the end of 2001.

The interest expense on Savings in 2002 totaling Rp 385.04 billions, a decrease of Rp 6.43 billions or 1.64%


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compared to the interest expense on Savings which amounted to Rp 391.47 billions in 2001. This decrease in interest expense was caused among others by the average balance of savings in 2002 which amounted to Rp 225.27 billions was lower than that of 2001. Whereas the interest expense on Savings in 2001 totaling Rp 391.47 billions, a decrease of Rp 57.47 billions or 17.21% compared to the interest expense on Savings in 2000, which was recorded to the total of Rp 334 billions, such decrease was caused by the average balance of Savings in 2001 which was higher than that of 2000.

Interest expense on Deposits and Deposits Certificate in 2002 totaling Rp 535.90 billions, an increase of Rp 87.55 billions or 19.53% compared to the interest expense on Deposits in 2001, which was recorded to the total of Rp 448.35 billions. This increase was caused among others by the increase in Deposits funds by non-bank customers from Rp 3,997.12 billions at the end of 2001 to Rp 4,567.23 billions at the end of 2002. Likewise the interest expense on Deposits in 2001 totaling Rp 448.35 billions, an increase of Rp 146.63 billions or 48.60% compared to the interest expense on Deposits in 2000, which was recorded to the total of Rp 301.72 billion, such increase was caused among others by the increase in Deposits funds by non-bank customers from Rp 3,301.63 billions at the end of 2000 to Rp 3,997.12 billions at the end of 2001.


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Other interest expense for the years ended on December 31, 2002, 2001 and 2000 were under 10% respectively, against the total interest expense.

2.2. Net Interest Income

The net interest income during the year ended on December 31, 2002 was recorded to the total of Rp 622.14 billions, a decrease of Rp 19.52 billions or 3.04% compared to the net interest income in 2001. The decrease in net interest income in 2002 was caused by an increase in interest expense totaling Rp 77.21 billions which was followed by an increase in interest income totaling Rp 57.69 billions.

The net interest income in 2001 was recorded to the total of Rp 641.66 billions, an increase of Rp 260.29 billions or 68.25% compared to the net interest income in 2000 totaling Rp 381.37 billions. The increase in net interest income in 2001 was caused by an increase in interest income totaling Rp 489.39 billions which was only followed by an increase in interest expense totaling Rp 260.29 billions.

The Company's net interest income acquisition remained positive amid the banking condition, which in general faced difficulty booking net interest income. This achievement of net interest income acquisition was in line with the Company's strategy in managing productive assets, which were efficient and had high quality. The credit distributed by the Company really supported the


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growth of customer's business, reflected by the absolute value and percentage of non-performing credit of the Company, which were very low. This acquisition of net interest was also a proof on the high public confidence to save funds in the Company.

2.3. Other Operating Income and Expenses

The following table presents the composition of other operating income and expenses for the years ended on December 31, 2002, 2001 and 2000.

(in billions Rupiahs)

	December 31,		
	2002	2001	2000
Other Operating Incomes			
Income from foreign currency transaction, net	10.55	20.06	12.61
Income from derivative transaction, net	11.71	9.20	1.94
Income from commission and service not originating from granting/providing credit	35.33	25.65	24.04
Unrealized profit (loss) resulting from increase (decrease) in fair market values of securities for trade purposes	11.05	(6.15)	-
Profit from securities for trade purposes which are sold and due	38.15	-	-
Recovery of allowance for other assets depreciation	-	35.67	-
Other income, net	30.83	17.10	-
Total	**137.62**	**101.53**	**38.59**
Other Operating Expenses			
Recovery (expenses) of allowance for credits write-off and other productive assets, net	6.83	(36.83)	32.22
Employees expense	(211.02)	(179.38)	(154.59)
Buildings expense	(21.45)	(24.03)	(15.05)
General and administrative expenses	(188.85)	(146.31)	(124.93)
Total	**(414.49)**	**(386.55)**	(262.35)
Other Operating Expenses - Net	**(276.87)**	**(285.02)**	**(223.76)**


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2.3.1. Other Operating Income

Other operating income for the year ended on December 31, 2002 totaling Rp 137.62 billions with the major component are profits from marketable securities, which are sold and due totaling Rp 38.15 billions and the income from commission and services of non-credit provision totaling Rp 35.33 billion.

Other operating income in 2002 totaling Rp 137.62 billions, an increase of Rp 36.09 billions or 35.55% compared to the other operating income in 2001 totaling Rp 101.53 billions. The increase was particularly contributed by the increase in total profit of marketable securities and income from commission and service which were in 2002 totaling Rp 38.15 billions and Rp 35.33 billions respectively. In addition, the increase in other incomes from Rp 17.10 billions in 2001 to Rp 30.83 billions in 2002 was caused by the profit totaling Rp 13.53 billions from the divestment of shares in PT Bank Keppel TatLee Buana.

Other operating income in 2001 totaling Rp 101.53 billions also increased by Rp 62.94 billions or 163.10% compared to the other operating income in 2000 totaling Rp 38.59 billions. The biggest increase in other income was Rp 52.77 billions. This increase in other income mostly originated from the recovery of the collateral


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value taken over totaling Rp 35.67 billions, in which they were previously booked as expenses.

2.3.2. Other Operating Expenses-Net

For the year ended on December 31, 2002, other operating expenses totaling Rp 414.49 billions increased by Rp 27.94 billions or 7.23% compared to the other operating expenses in 2001 with the biggest portion in the employee's expenses totaling Rp 211.02 billions and general and administrative expenses totaling Rp 188.85 billions.

Other operating expenses in 2001 totaling Rp 386.55 billions increased by Rp 124.20 billions or 47.34% compared to the other operating expenses in 2000 totaling Rp 262.35 billions. The biggest increase is in the employee's expenses totaling Rp 24.79 followed by the increase in general and administrative expenses totaling Rp 21.38 billions.

Employee's expenses in 2002 and 2001 totaling Rp 211.02 and Rp 179.38 billions respectively, increased by Rp 31.64 billions and Rp 24.79 billions or 17.64% and 16.04% respectively compared to the employee's expenses in 2001 and 2000 totaling Rp 179.38 billions and Rp 154.59 billions. This increase was still in the limit of the policy on the employee's increment.


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General and administrative expenses in 2002 totaling Rp 188.85 billions, increased by Rp 42.54 billions compared to the general and administrative expenses in 2001 totaling Rp 146.31 billions. This increase was caused among others by an increase in the prices of goods and services in general in 2002. Likewise the general and administrative expenses in 2001 totaling Rp 146.31 billions, increased by Rp 21.38 billions compared to the general and administrative expenses in 2000 totaling Rp 124.93 billions.

Recovery of allowance for credit write-off and other productive assets, net for the year ended on December 31, 2002 totaling Rp 6.83 billions. In 2001 the Company booked allowance for credit write-off and other productive assets expenses, net totaling RP 36.83 billions. In 2000, the Company booked the recovery of allowance for credit write-off and other productive assets, net totaling Rp 32.22 billions.

2.3.3. Other Operating Expenses-Net

Other operating expenses, net for the year ended on December 31, 2002 totaling Rp 276.87 billions, a decreased by Rp 8.15 billions or 2.86% compared to the other operating expenses, net for the year of 2001. In 2001 other operating expenses, net totaling Rp 285.02 billions increased by Rp 61.26 billions or 27.38% compared to


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other operating expenses net, in 2000 totaling Rp 223.76 billions.

2.4. Net Profits from Operation and Net Profits

Net profits from operation for the years ended on December 31, 2002, 2001 and 2000 totaling Rp 345.27 billions, Rp 356.64 billions and Rp 157.61 billions respectively.

With the profits from operation managed to be booked by the Company, the Company's net profits for the years ended on December 31, 2002, 2001 and 2000 totaling Rp 251.25 billions, Rp 259.90 billions, Rp 101.52 billions respectively.

Net profits in 2002 decreased by Rp 8.65 billions or 3.33% compared to the net profits in 2001. So that the net profits per share in 2001 also decreased from Rp 96.- per share to Rp 90.- per share in 2002. The net profits in 2001 increased by Rp 158.38 billions or 156.01% compared to the net profits in 2000.

Net profits from operation in 2002 smaller compared to the net profits from operation in 2001, because of the expenditure relating to the application of ICBS (International Comprehensive Banking System). In addition, there was recovery of allowance for other assets depreciation as a part of profits from operation in 2001.


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2.5. Growth of Assets

The following table presents the composition of assets on December 31, 2002, 2001 and 2000:

(in billions Rupiahs)

	December 31,		
	2002	2001	2000
Cash	220.31	122.67	148.48
Giro with Bank Indonesia	548.92	518.88	474.23
Giro with other banks	83.52	88.17	124.80
Allowances for Giro write-off with other banks	(0.84)	(0.88)	(1.25)
Placement in other banks	1,218.83	1,049.68	879.03
Allowances for placement write-off with other banks	(12.19)	(10.50)	(8.79)
Securities			
Traded/Marketable	925.04	756.92	-
Available for sale			
Related parties	1.88	-	-
Third parties	38.18	29.17	4.89
Owned until due	5,712.47	5,495.24	6,457.15
Allowance for securities write-off	(12.35)	(8.19)	(1.20)
Securities purchased under agreement to resell	200.69	1,180.45	478.56
Allowance for write-off of securities purchased under agreement to resell	(2.07)	(12.02)	-
Derivative account receivables	1.42	2.38	2.41
Allowance for derivative account receivables write-off	(0.01)	(0.02)	-
Credit provided			
Related parties	79.55	37.22	26.47
Third parties	3,875.49	2,660.27	1,783.58
Allowance for credits write-off	(47.82)	(75.63)	(48.60)
Acceptance account receivables			
Related parties	2.12	0.74	-
Third parties	14.12	16.12	9.98


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(in billions Rupiahs)

	December 31,		
	2002	2001	2000
Allowance for acceptance account receivables write-off	(0.16)	(0.17)	(0.10)
Participation (equity)	0.89	7.89	7.89
Allowance for depreciation of participation (equity) value	(0.07)	(0.08)	(0.08)
Other account receivables	31.42	35.45	23.13
Fixed assets, acquisition value/revaluation value	457.94	399.78	214.68
Accumulated depreciation	(141.19)	(100.19)	(79.95)
Other assets			
Related parties	8.32	0.17	9.55
Third parties	80.24	80.58	151.18
Allowance for other assets value depreciation	(3.29)	-	(35.67)
TOTAL ASSETS	**13,281.36**	**12,274.10**	**10,620.37**

On December 31, 2002, 2001 and 2000, the Company's assets totaled Rp 13,281.36 billions, 12,274.10 billions and Rp 10,620.37 billions.

On December 31, 2002, the Company's assets totaled Rp 13,281.36 billions which increased by Rp 1,007.26 billions or 8.21% of the total assets on December 31, 2001. The biggest increase was found in the credit provided and securities, namely Rp 1,257.55 billions and Rp 396.24 billions respectively. At the end of 2001 the total assets was increase by Rp 1,653.73 billions or 15.57% compared to the total assets at the end of 2000.


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2.5.1. Productive assets which produces interest

The following table presents the composition of productive assets which produced interest on December 31, 2002, 2001 and 2000:

(in billions Rupiahs)

	December 31,		
	2002	2001	2000
Giro with other banks	83.52	88.17	124.80
Placement in other banks	1,218.83	1,049.68	879.03
Securities			
Certificate of Bank Indonesia	5,445.97	5,462.52	6,190.25
Other securities	1,231.60	818.81	271.79
	6,677.57	6,281.33	6,462.04
Securities purchased under agreement to resell	200.69	1,180.45	478.56
Credit provided	3,955.04	2,697.49	1,810.05
Total	**12,135.65**	**11,297.12**	**9,754.48**

The funds raised by the Company would be invested in the productive assets. On December 31, 2002, 2001 and 2000, the total productive assets which produced interest were Rp 12,135.65 billions, Rp 11,297.12 billions and Rp 9,754.48 billions respectively.

On December 31, 2002, 2001 and 2000 the Company's productive assets was 91.37%, 92.04% and 91.85% of the total asset on those dates. On December 31, 2002, 2001 and 2000 the investment of funds in Certificate of Bank Indonesia was 44.87%, 48.35% and 63.46% of the total productive assets, which produced interest.

On December 31, 2002 total productive assets increased by Rp838.53 billions or 7.42% compared to that of December


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31, 2001. This increase was caused by the increase in securities of Rp 396.24 billions and the increase in credit provided Rp 1,257.55 billions. The total productive assets at the end of 2001 totaling Rp 11,297.12 billions, increased by Rp 1,542.64 billions or 15.81% compared to the total productive assets at the end of 2000, which was recorded to the total of Rp 9,754.48 billions. This increase was originated from the increase in credit provided of Rp 887.44 billions, securities purchased under agreement to resell of Rp 701.89 billions and placement in other banks of Rp 170.65 billions.

2.5.2. Distribution of Credit

The Company has expertise and experience in serving small scale and medium scale businessmen. Therefore in the distribution of credit, the Company further focused on the sectors of trade, restaurant and hotel and industry. Distribution of the Company's credit in those sectors rapidly increased since 1999.

The credit provided for the sectors of trade, restaurant and hotel on December 31, 2002, 2001 and 2000 totaled Rp 1,789.73 billions, Rp 1,237.59 billions and Rp 915.97 billions respectively or 45.25%, 45.88% and 50.60% of the total credit provided. Specifically, the total credit provided for the sector of industry on December 31, 2002, 2001 and 2000 totaled Rp 1,015.62 billions, Rp 660.55


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billions and Rp 422.88 billions respectively or 25.68%, 24.49% and 23.36% of the total credit provided.

At present national banking industry has not been able to maximally carry out the function of intermediation. This is reflected by the fact that there are many placement of funds in the form of Certificate of Bank Indonesia by the banks in operation. However, the Company still tries to improve the distribution of credit reflected in the increase in credit provided from Rp. 2,697.49 billions on December 31, 2001 and increased to Rp 3,955.04 billions on December 31, 2002.

The credit provided on December 31, 2002 increased by Rp 1,257.55 billions or 46.62% compared with that provided at the end of 2001. The total credit provided at the end of 2001 increased by Rp 887.44 billions of 49.03% compared to the total credit provided at the end of 2000.

2.6 Growth of Liabilities

The following table presents composition of liabilities on December 31, 2002, 2001 and 2000:

(in billions Rupiahs)

	December 31,		
	2002	**2001**	**2000**
Immediate liabilities	64.33	51.26	57.81
Savings			
Related parties	348.55	237.09	267.76
Third parties	11,101.69	10,717.37	9,319.93


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(in billions Rupiahs)

	December 31,		
	2002	**2001**	**2000**
Savings from other banks			
Related parties	-	0.29	0.08
Third parties	285.46	14.18	87.61
Derivative liabilities	2.20	2.66	-
Acceptation liabilities	16.24	16.86	9.98
Borrowings	56.48	67.11	60.43
Accrued expenses	27.20	34.38	28.74
Taxes payable	42.85	62.99	49.31
Other liabilities	60.78	38.33	40.91
Estimated losses in commitment and contingency	2.00	2.38	1.54
TOTAL LIABILITIES	**12,007.78**	**11,245.26**	**9,924.10**

Total liabilities on December 31, 2002 was Rp 12,007.78 billions or an increase of Rp 762.52 billions or 6.78% of the total liabilities on December 31, 2001. The total liabilities at the end of 2001 totaling Rp 11,245.26 billions increased by Rp 1,321.16 billions or 13.31% of the total liabilities at the end of 2000.

Immediate liabilities on December 31, 2002 totaling Rp 64.33 billions showed an increase of Rp 12.71 billions or 24.62% compared to the immediate liabilities on December 31, 2001. Immediate liabilities at the end of 2001 totaling Rp 51.62 billions showed a decrease of Rp 6.19 billions or 10.71% compared to the immediate liabilities at the end of 2000.

From the savings managed to be collected by the Company, on December 31, 2002, 2001 and 2000, the savings of the related parties totaling Rp 348.55 billions, Rp 237.09


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billions and Rp 267.76 billions respectively. Savings from the third parties on December 31, 2002, 2001 and 2000 totaling Rp 11,101.69 billions, Rp 10,717.37 billions, and Rp 9,319.93 billions.

Savings from other banks of the third party on December 31, 2002 totaling Rp 285.46 billions, considerably increased compared to the savings from other banks of the third party on December 31, 2001 totaling Rp 14.18 billions. The savings from other banks of the third party were in the form of call money totaling Rp 266.00 billions.

Balance of derivative liabilities on December 31, 2002 and 2001 totaling Rp 2.20 billions and Rp 2.66 billions respectively. Derivative liabilities on December 31, 2002 decreased by Rp 0.46 billions or 17.29% compared to the derivative liabilities on December 31, 2001. The derivative liabilities in 2001 increased by Rp 2.66 billions compared to the derivative liabilities at the end of 2000.

On December 31, 2002, 2001 and 2000 acceptance liabilities totaling Rp 16.24 billions, Rp 16.86 billions and Rp 9.98 billions respectively. The acceptance liabilities on December 31, 2002 decreased by Rp 0.62 billions or 3.68% compared to the acceptance liabilities on December 31, 2001. The acceptance liabilities at the end of 2001 increased by Rp 6.88 billions or 68.94%


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compared to the acceptance liabilities at the end of 2000.

Borrowings on December 31, 2002 totaling Rp 56.48 billions showed a decrease compared to the total borrowings on December 31, 2001 and 2000 namely Rp 67.11 billions and Rp 60.43 billions. This decrease was caused by periodical payment to foreign creditors.

On December 31, 2002, the accrued expenses was Rp 27.20 billions, a decrease of Rp 7.18 billions or 20.88% compared to the accrued expenses on December 31, 2001. At the end of 2001 the accrued expenses totaling Rp 34.36 billions, increased by Rp 5.64 billions or 19.62% compared to the accrued expenses at the end of 2000.

On December 31, 2002, 2001 and 2000 taxes payable was Rp Rp 42.85 billions, Rp 62.99 billions and Rp 49.31 billions. Taxes payable on December 31, 2002 showed a decrease of Rp 20.14 billions or 31.97% compared to the taxes payable at the end of 2001. The taxes payable at the end of 2001 increased by Rp 13.68 billions or 27.74% compared to the taxes payable at the end of 2000.

Other liabilities on December 31, 2002 totaling Rp 60.78 billions showed an increase of Rp 22.45 billions or 58.57% compared to other liabilities on December 31, 2001. Other liabilities at the end of 2001 totaling Rp 38.33 billions showed a decrease of Rp 2.58 billions or 6.31% compared to other liabilities at the end of 2000.


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On December 31, 2002, estimated losses in commitment and contingency were Rp 2.00 billions, showed a decrease of Rp 0.38 billions or 15.97% compared to the estimated losses in commitment and contingency on December 31, 2001. At the end of 2001 the estimated losses in commitment and contingency was Rp 2.38 billions, increased by Rp 0.84 billions or 54.55% compared to the estimated losses in commitment and contingency at the end of 2000.

2.7. Growth of Equity

The balance of equity on December 31, 2002 was Rp 1,273.58 billions, an increase of Rp 244.74 billions compared to that of December 31, 2001. This increase was caused by an increase in placed and paid up capital namely Rp 259.49 billions and an increase in additional paid-up capital of Rp 142.20 billions.

The decrease in retained earnings of Rp 158.33 billions was caused by the net profits produced by the Company during the year ended on December 31, 2002 of Rp 251.25 billions, the payment of cash dividends totaling Rp 129.98 billions and capitalization of retained earnings in the framework of share dividends distribution totaling Rp 279.61 billions.

The following table presents the balance development of the Company's equity on December 31, 2002, 2001 and 2000:


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(in billions Rupiahs)

Description	December 31,		
	2002	2001	2000
Placed and paid-up capital	744.49	485.00	485.00
Additional paid-up capital, net	165.77	23.57	23.57
Differences arising from fixed assets revaluation	103.28	103.28	-
Differences of value arising from restructuring transactions among entities under common control	(6.22)	(6.22)	(6.22)
Unrealized profit (loss) resulting from increase (decrease) in fair market values of marketable securities available for sale	1.70	0.32	(0.11)
Retained earnings	264.56	422.89	194.03
Total Equity	**1,273.58**	**1,028.84**	**696.27**

On December 31, 2001 and 2000, the authorized capital of the Company amounting to Rp 900 billions divided into 1,800,000,000 shares, each share having a nominal value of Rp 500.- Placed and paid up capital of the Company on December 31, 2001 and 2000 amounting to Rp. 485 billions divided into 970,000,000 shares, each share having a nominal value of Rp 500.-

On December 31, 2002, the authorized capital of the Company was listed at Rp 1,800 billions divided into 7,200,000,000 shares, each share having a nominal value of Rp 250.- Placed and paid up capital of the Company increased by Rp 259.49 billions to Rp 744.49 billions on December 31, 2002 divided into 2,977,976,810 shares, each share having a nominal value of Rp 250.-. The change in placed and paid up capital was caused by distribution of bonus share originating from capitalization of share agio produced by the initial right issue totaling Rp 23.57


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billions and distribution of share dividends originating from some retained earnings up to December 31, 2001 totaling Rp 111.84 billions as well as originating from Right Issue I in 2002 totaling Rp 124.08 billions.

Additional net paid up capital totaled Rp 165.77 billions was the difference between the market price of share on March 27, 2002 namely Rp 1,250.- each share with dividend shares nominal value of Rp 500.- each share distributed on May 17, 2002 after being deducted by the stock offer cost in the framework of Right Issue I. Meanwhile, the additional paid up capital, net in 2001 totaling Rp 23.57 billions were capitalized in the framework of distribution of bonus share to shareholders. The difference in fixed assets revaluation on December 31, 2002 and 2001 was Rp 103.28 billions. This difference in fixed assets revaluation was originating from the revaluation of certain fixed assets (land and building) by independent appraiser, PT Artanila Permai on June 30, 2001.

3. SOUND BANKING PRINCIPLES

All banks in Indonesia including the Company must comply with the provisions stipulated by Bank Indonesia particularly provisions governing the prudential principles. Violation of the provision on the prudential principles can give a negative impact on the level of soundness of the Company and even the Company can be liquidated if it affects the national banking system.


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Therefore, in carrying out its business activities, the Company implements prudential banking principles. The factors used by Bank Indonesia to evaluate the level of general bank soundness are covered in CAMEL, acronym for Capital Adequacy, Asset Quality, Management, Earning Sustainability and Liquidity.

3.1. Capital Adequacy Ratio-CAR

Based on Bank Indonesia Regulations No. 31/146/KEP/DIR dated November 12, 1998, as already amended by Bank Indonesia Regulations No. 3/21/PBI/2001 dated December 13, 2001 regarding Obligations of General Bank to Provide Capital Adequacy Ratio, since December 31, 2001, Bank Indonesia requires every general bank to provide minimum capital of 8%.

Since 2000 until December 31, 2002, the Company has always exceed the minimum limit of the said CAR. The ratio of Company's CAR on December 31, 2002, 2001 and 2000 were 22.34%, 23.71% and 20.65% respectively.

3.2. Quality Earning Assets (KAP)

Provision on Quality Earning Assets was contained in the Decree of Bank Indonesia Number 31/147/KEP/DIR dated the November 12, 1998. The Company's success to book a quite high net income from interest was supported by the good quality earning assets (productive assets) of the Company.


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On December 31, 2002, 2001 and 2000 the Company established allowance for earning assets write-off in accordance with the existing regulations of Bank Indonesia totaling Rp 75.51 billions, Rp 107.49 billions and Rp 60.02 billions or 0.62%, 0.95% and 0.62% respectively of the total earning assets totaling Rp 12,154.20 billions, Rp 11,324.25 billions and Rp 9,774.76 billions respectively.

Total non-performing credit (insufficiently smooth, doubted and stagnant) on December 31, 2002, 2001 and 2000 totaling Rp 29.79 billions, Rp 75.59 billions and Rp 69.75 billions or 0.75%, 2.80% and Rp 3.85% respectively of the total credit provided. The Company's success in maintaining the low level of non-performing credit was in line with the Company's strategy to always implement the prudential principles. The ratio of non-performing credit was much lower than that of the provision of the Bank Indonesia Regulations Number 2/11/PBI/2000 dated March 31, 2000 which stipulated the maximum ratio of non-performing credit of 35% on March 31, 2000 and a maximum of 5% since the end of 2001.

The following is the table of the Company's credit quality:


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(in billions Rupiahs)

	December 31,		
	2002	2001	2000
Current	3,787.40	2,558.98	1,688.42
Under special attention	137.85	62.92	51.88
Insufficiently current	18.91	28.20	15.12
Doubted	1.38	7.31	3.31
Stagnant	9.50	40.08	51.32
Total	**3,955.04**	**2,697.49**	**1,810.05**
Total non-performing credit	29.79	75.59	69.75
Ratio of non-performing credit	0.75%	2.80%	3.85%
Ratio of type of credit total to total credit	100.00%	100.00%	100.00%

The Company would continue to intensively collect stagnant credit, which has been written off. The ratio of total allowance for credit write off established against the total credit provided as well as the ratio of non-performing credit against the total credit provided was basically quite stable. This was in line with the Company's effort to continuously improve the credit quality and distribute new credit selectively by observing the quality of business and character of borrowing customer.

3.3. Rentability

3.3.1. Return on Asset (ROA)

ROA was the ratio between profits before tax of the on-going year with the average total assets in the same


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year. The Company's ROA for the years ended on December 31, 2002, 2001 and 2000 is as follows:

(in percentage)

	December 31,		
	2002	2001	2000
Return on Assets (ROA)	2.86	3.07	1.56

3.3.2. Return on Equity (ROE)

ROE is the ratio between the net profit of the on-going year with the average total core capital in the same year. The Company's ROE for the years ended on December 31, 2002, 2001 and 2000 is as follows:

(in percentage)

	December 31,		
	2002	2001	2000
Return on Equity (ROE)	26.97	34.94	16.28

3.4.3. Expenses to Revenue Ratio

The Expenses to Revenue Ratio was the ratio between the operating expenses and operating incomes. The following table is the table on expenses to revenue ratio of the ratio of the Company for the years ended on December 31, 2002, 2001 and 2000:

(in percentage)

	December 31,		
	2002	2001	2000
Expenses to Revenue Ratio	81.49	79.86	87.07


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3.4. Liquidity

The Company had surplus of funds invested in the form of Certificates of Bank Indonesia totaling Rp 5,445.97 billions, Rp 5,462.52 billions and Rp 6,190.25 billions on December 31, 2002, 2001 and 2000 respectively.

On December 31, 2002 and 2001, the Company's liquidity based on the due date between assets and liabilities showed the liabilities with a period of up to one month higher than that of the assets with a period of up to one month totaling Rp 7,197.57 billions and Rp 5,798.03 billions respectively. The Company identified the pattern for withdrawal and the use of funds by the customers. But when significant and sudden withdrawal of funds happened, the Company still had surplus funds having the period of more than one month in the form of securities, which could be sold in money market at any time.

3.4.1. Minimum Obligatory Giro

The management of liquidity carried out by the Company was an effort to create a composition of funding resources which produced average interest rate, which was lower than the average interest rate of Certificate of Bank Indonesia. Balance cash funds was adjusted to the need, habits of customers, and the Company's Minimum Obligatory Giro. The Company's Minimum Obligatory Giro for the years ended on December 31, 2002, 2001 and 2000, had complied with the minimum provision stipulated by Bank Indonesia.


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3.4.2. Loan to Deposit Ratio (LDR)

The Company was of the opinion that the funds obtained had to be usable maximally to optimize the profits without interrupting bank liquidity. The following table showed the Company's LDR positions on December 31, 2002, 2001 and 2000:

(in percentage)

	December 31,		
	2002	2001	2000
Loan to Deposit Ratio	31.53	24.62	17.58

3.4.3. Inter Bank Net Liabilities Ratio

The Inter Bank Net Liabilities Ratio was the ratio between the difference in bank liabilities with account receivables in another bank compared with total core capital. The negative average ratio showed that the account receivables in another bank is bigger than the bank liabilities (net placer). The following table is the position of Inter Bank Net Liabilities Ratio of the Company:

(in percentage)

	December 31,		
	2002	2001	2000
Inter Bank Net Liabilities Ratio	(192.48)	(349.13)	(240.85)


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4. BUSINESS PROSPECTS

In the midst of the economic condition, which is not conducive yet, the Company did succeed in booking quite high net profit as well as possessing solvent level of liquidity and structure of credit. In the future, the Company is optimistic to be able to maintain positive financial performance. The application of prudential principles in bank management is a policy that will be consistently and continuously implemented by the Company.

With the composition of the Company's assets which showed a good level of liquidity and the Company's experience in serving small-scale and medium scale businesses, the Company has the capacity to increase the distribution of credit focused on small-scale and medium-scale business. It is convinced that the segment can provide good level of return and relatively low risk.

On the funding side, the Company will try to maintain a composition of funding resources, which have low costs. In addition to the competitive level of interests, the Company will also develop products, including technology-based products, in order that customers obtain banking products of their option in accordance with the need.


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EQUITY

The following table describes the change in the Company's equity for the years ended on December 31, 2002, 2001 and 2000. These equity figures were taken from the Company's financial statements which were audited by the Registered Public Accountant Office of Siddharta Siddharta & Widjaja (formerly it was called the Registered Public Accountant Office of Siddharta Siddharta & Harsono) with Unqualified Opinions.

(in billions of Rupiahs)

Description	December 31, 2002	December 31, 2001	December 31, 2000
Placed and paid-up capital	744.49	485.00	485.00
Additional paid-up capital, net	165.77	23.57	23.57
Differences arising from fixed assets revaluation	103.28	103.28	-
Differences of value arising from restructuring transactions among entities under common control	(6.22)	(6.22)	(6.22)
Unrealized profit (loss) resulting from increase (decrease) in fair market values of marketable securities available for sale	1.70	0.32	(0.11)
Retained earnings	264.56	422.89	194.03
Total Equity	**1,273.58**	**1,028.84**	**696.27**

After the Right Issue II with HMETD at the most amounting to 744,494,202 (seven hundred forty four million four hundred ninety four thousand two hundred two Rupiahs) shares, each share having a nominal value of Rp 250.- (two hundred fifty Rupiahs) and the bid price Rp 360.- (three


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hundred sixty Rupiahs) each share and it was assumed that on December 31, 2002 all shareholders had taken all shares offered proportionally, the position of total placed and paid-up capital as of December 31, 2002 shall become a maximum of Rp 930,617,753,000. The following table is the table on performance of equity as of December 31, 2002, if the Right Issue II and all HMETD had been completely exercised in 2002:

(in billions Rupiahs)

Description	Placed and paid-up capital	Additional paid-up capital	Differences arising from fixed assets revaluation	Differences of value arising from restructuring transactions among entities under common control	Unrealized profits (loss) resulting from increase (decrease) in fair market values of marketable securities available for sale	Retained earnings	Total equity
Position of equity by financial statements as of December 31, 2002	744.49	165.77	103.28	(6.22)	1.70	264.56	1,273.58
Change in equity if the Right Issue II totaling 744,494,202 shares took place on December 31, 2002 at the nominal value of Rp 250 and bid price of Rp 360.- each share.	186.13	81.89	-	-	-	-	-
Performance of Equity on December 31, 2002 after Right Issue II and increase in placed and paid up capital at a nominal value of Rp 250.- each share.	930.62	247.66	103.28	(6.22)	1.70	264.56	1,541.60


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IMPORTANT EVENTS AFTER DATE OF INDEPENDENT AUDITORS' REPORT

There is no important event after the date of Independent's Auditors' report issued again on April 14, 2003 from the Registered Public Account Office of Siddharta Siddharta & Widjaja on the financial statements of PT Bank Buana Indonesia Tbk. for the years ended on December 31, 2002 and 2001 with the Unqualified Opinions, which is quite significant and relevant to be revealed in this Prospectus.

BUSINESS RISK

As in other business areas, the business area of the Company could not be separated from challenges and risks at macro level and micro level. The risks which could affect the Company's performance in general could be grouped as follows:

1. CREDIT RISK

Credit risk relates to the smooth payment by debtor of interest and principal loan. Overdue payments could be caused by the infeasibility of business activity of debtor, which could originate in the negligence of the Company's management in the decision to provide credit and change in external factor causing the business activity of debtor or the capability to pay is interrupted.


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This credit risk can affect the level of collectibility so that the need for allowance for credit write-off expenses will be bigger which will eventually affect the Company's profits. Furthermore, this risk can affect the Company's liquidity, so that it requires the bank to seek new funding resources, which might be more expensive.

2. RISK OF LIQUIDITY

Liquidity is the capacity of a business unit in meeting its short term liabilities to customers and creditors. In the banking industry, the level of adequate liquidity is a condition that must be safeguarded by the management. An inadequate level of liquidity will eliminate the confidence received from customers. On the other hand, an excessive liquidity level without professional management will harm the Company.

3. RISK OF CHANGE IN LEVEL OF INTEREST RATE

Change in level of interest rate set in motion by monetary policy of the Government can affect the Company's performance. High level of interest rate results in high level of financing expenses which must be borne by the Company. On the other hand, the Company cannot simply adjust the level of interest rate that must be paid by customer/debtor, so that the margin obtained will be smaller. In addition to the smaller margin resulting from the time needed to adjust the level of interest, the high level of interest rate can result in the disability of


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the production sector to pay the expenses of their interest so that it will further press the interest income received by the Company. The low level of Certificate of Bank Indonesia interest rate, as an instrument of monetary policy, can also affect the Company's performance because the portfolio of the Company's productive assets at present is mostly Certificates of Bank Indonesia.

4. RISK OF CAPITAL ADEQUACY

Bank Indonesia regulation requires banks to maintain Capital Adequacy Ratio (CAR) minimally 8%. If the Company fails to meet the provisions of Capital Adequacy Ratio, Bank Indonesia will categorize the Company under the status of Bank Under Supervision (BDP). Furthermore, the bank is required to draw up a work plan to meet the said capital shortage. If the Company also fails to meet the requirement, it will affect the survival of the bank.

5. OPERATIONAL RISK

If the Company's offices network, manpower and total assets, which keep increasing, are not properly managed, this could create deviation that had harmful impact, namely the vanishing of confidence of customer to the Company and financial losses.

6. RISK OF EXCHANGE RATE OF FOREIGN CURRENCIES

Since Indonesia has been increasingly developed, its flows of trade, both national and international becomes


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increasingly high. This matter causes the Company, as a foreign exchange bank, to conduct transactions relating to foreign currencies, both from the views of the asset and liabilities. The change in exchange rate between foreign currencies against Rupiah can affect the capacity of the Company to meet its liabilities in foreign currencies. The unstable exchange rate of foreign currency can also complicates the Company in managing its assets and liabilities in foreign currency possesses, so that it can create losses to the Company.

7. RISK OF TECHNOLOGY

Technology is one of the important elements in banking business. The technology possessed by a bank will affect the products/services and facilities which can be offered to customers. The Company's disability to follow the development of technology will affect the Company's competitiveness, which will cause decrease in the opportunity to obtain new customers and the existing customers moving to other banks.

8. RISK OF ADEQUACY FOR SETTING-UP THE ALLOWANCE FOR PRODUCTIVE ASSETS WRITE-OFF (PPAP)

As a Central Bank, Bank Indonesia required all banks in Indonesia to carry out allowance for productive assets write-off based on evaluation on the productive assets. Based on the evaluation, the productive assets will be


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grouped into the following categories: smooth, under special attention, insufficiently smooth, doubted and stagnant. If the Company fails to meet the provision of Bank Indonesia, the evaluation on the Company's solvency will be affected and can have negative impact on the Company's performance.

9. ECONOMIC AND SOCIO-POLITICAL RISK

The Company's business activity has close relationship with the national economic condition and socio-political situation. Unfavorable national economic condition and socio-political situation can affect the Company's capability to raise funds from the public, to distribute the funds as credits as well as to receive payment from customer for the credit distributed, so that the Company's performance as a whole can be affected.

10. RISK OF COMPETITION

The risk of competition grows, because more and more banks provide various innovative products. Besides that the national economic prospect does not provide many rooms for national banking, and also for the Company to improve the distribution of significant credit. The competition taking place will affect the Company's capability to increase or maintain market share in the future, especially in the credit distribution and funds receipt, which in its turn it can decrease the Company's performance.


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HUMAN RESOURCES

Composition of Employees

In line with development of the Company's business in the field of banking, the development of human resources is oriented to increase commitment of all levels of employee in maintaining sustainable partnership between the Company and customers.

The composition of the Company's employees as per December 31, 2002 is as follows:

Management Level	Total Persons	Percentage
Junior Director*	5	0.10
Executive Officer	44	0.90
Middle Level Officer and Executor	894	18.26
Administrative and Lower Employees	3,953	80.74
Total	**4,896**	**100.00**

*) Executive Vice President

In total there are 4,896 employees consisting of various levels of management, such as Junior Director, Executive Officer, Middle Level Officer and Executor as well as Administrative and Lower Employees. The Company does not employ expatriates. The following table shows the educational level of each level of management of the Company as per December 31, 2002:


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Education Level	Total Persons	Percentage
Master Degree	6	0.12
Bachelor Degree	1,168	23.86
Diploma	597	12.19
Elementary School up to Senior High School	3,125	63.83
Total	4,896	100.00

The said total of 4,896 employees of the Company consisting of 3,674 permanent employees and 1,222 contract employees.

The Company realizes that the quality of human resources is an absolute requirement in order to be able to maintain the Company's survival and to compete in the midst of ever-increasing competition. In connection with that matter and in line with one of the Company's visions to become a provider of quality banking human resources in Indonesia, the Company intensively improves the quality of human resources through improving the system and administration for employee recruitment as well as improving the quality and facility of employee training.

DEVIDEND POLICY

All shares of the Company which have been placed and fully paid, including the new shares in the framework of Right Issue II, have the same and equivalent right in all


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respects with the old shares, including the right to dividends.

The Company plans to pay cash dividend at least once a year. The amount of dividend is related to the Company's profits in the relevant financial year, without prejudice to the Company's level of soundness, the need for funds for investment in the framework of business development, the existing laws and regulations and without prejudice to the right of the General Meeting of Shareholders of the Company to determine otherwise in accordance with the provisions of the Company's Articles of Association. With due observance of the above-mentioned provisions, since the 2000 financial year the Company applies the policy on cash dividends on Company's net profit after the above-mentioned provisions have been met, as follows:

(in percentage)

Net Profits	Cash Dividends against Net Profits
Up to Rp 100 billions	25
More than Rp 100 billions	30

The Company has paid dividends, both cash dividend and share dividend for shareholders. The following table shows payment of cash dividend from the year of 2000 after Initial Right Issue up to the Right Issue II through HMETD.


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From the financial year of	Dividends/ Shares	Total Shares	Total Dividends Paid	Net Profits (Rp)	% Dividends to Net Profits
2000	32	970,000,000	31,040,000,000	101,523,426,000	30.57
2001	134	970,000,000	129,980,000,0000	259,900,041,000	50.01
2002	19	2,977,976,810	57,000,000,000*	251,247,749,000	22.69

**) Provisional cash dividends on net profits in the year of 2002.*

REQUIREMENTS FOR SUBSCRIPTION OF SHARES

The shares offered in this Right Issue II issued based on the Preemptive Right to Subscribe Stock as referred to in Regulation No. IX.D.1. The Company has appoint PT Sirca Datapro Perdana as the Executing Shares Administrator and as Executing Agent which also functions to submit the shares subscribed to the subscribers in the framework of this Right Issue II, in accordance with the Agreement on Management of Share Administration and Executing Agent in the framework of Right Issue II, PT Bank Buana Indonesia Tbk., Number 32 dated the 24th of March, 2003 drawn up before Fathiah Helmi, SH., a Notary Public in Jakarta.

The requirements and procedures for subscription of shares in connection with the Right Issue II of the Company are given below:

1. AUTHORIZED SUBSCRIBERS

Shareholders whose names are registered in the Register of Shareholders ("DPS") on May 9, 2003 up to 16.00 p.m. have the right to submit application for subscription of


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new shares in the framework of Right Issue II ("HMETD"). Each shareholder having 4 (four) old shares has the right to obtain 1 (one) HMETD. One HMETD gives right to the holder to purchase 1 (one) new Ordinary Shares registered in the Name of its Respective Owners that will be issued/released from portfolio, each share having a nominal value of Rp 250.- (two hundred fifty Rupiahs) and each share offered at the bid price of Rp 360.- (three hundred sixty Rupiahs), which must be fully paid when submitting the application for subscription of share.

Subscribers who have the right to purchase new shares are legal HMETD holders, namely the shareholders who obtain HMETD from the Company and have not sold HMETD or HMETD purchasers whose names are mentioned in the HMETD Evidence Certificate, or in the column of endorsement in the HMETD Evidence Certificate or HMETD holders mentioned in KSEI Collective Safekeeping.

Subscribers can consist of individuals and/or Indonesian Legal Entities and foreign countries as governed in Law Number 8 of 1995 dated the 10th of November, 1995 regarding Capital Market.

2. DISTRIBUTION OF HMETD, FORMS AND PROSPECTUS

a. For shareholders whose shares are in the Collective Safekeeping system in KSEI, HMETD will be distributed electronically through stock account of a member of Stock Exchange or Custodian Bank respectively in KSEI


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at the latest 5 (five) work days after the date of recording in the Register of Shareholders who have the right to HMETD namely on May 9, 2003 at 16:00 p.m.. The final prospectus, Additional Shares Subscription Form (Additional FPPS) and other forms will be distributed by the Company to KSEI and can be obtained by shareholders from each Member of Stock Exchange or Custodian Bank.

b. For shareholders whose shares are not included in Collective Safekeeping system in KSEI, the Company will issue HMETD Evidence Certificate in the name of the Shareholder.

Shareholders whose place of residence are in Jakarta, Bogor, Tangerang and Bekasi (Jabotabek) can take the HMETD Evidence Certificate, Final Prospectus, Additional FPPS and other forms in the Stock Administration Bureau appointed by the Company everyday and during working hours from May 12, 2003 up to May 20, 2003 by showing the original legal identity card (KTP-*Resident's Identity card*/Passport/KITAS-*Limited Residence Permit Card*) and submitting its photocopies as well as the original power of attorney for those who cannot come to take supplied with the photocopies of identity from the grantor of power of attorney and the receiver of power of attorney.

The Company will send the package of HMETD Evidence Certificate, Final Prospectus, Additional Share FPPS and


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other forms to shareholders who are outside Jabotabek through registered mail.

The Company will not send the above-mentioned package to shareholders whose place of residence are in the United States of America in connection with the regulations from United States Securities Act 1993 Number 5 which is valid in the said country.

3. REGISTRATION FOR THE EXERCISE OF HMETD

1. Holders of HMETD in KSEI Collective Safekeeping who will exercise the HMETD are obliged to submit applications for exercise through Member of Stock Exchange/Custodian Bank appointed to manage the Stock. Furthermore, Member of Stock Exchange/ Custodian Bank submit application or request instructions for exercise through C-BEST system in accordance with the procedures established by KSEI. In implementing instruction, Member of Stock Exchange/ Custodian Bank must meet the following provisions:

    a. Holder of HMETD must provide funds for the exercise of HMETD at the time of submitting the application.

    b. Adequacy of HMETD and funds for payment of the exercise of HMETD must be available in the stock account owned by HMETD holder who exercise his/her rights.


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The following business day, the KSEI will convey the List of HMETD Holders in the KSEI Collective Safekeeping, who exercise the right and pay the funds for payment of the exercise of HMETD to the bank account of the Company.

The shares produced by the exercise of HMETD will be distributed by Stock Administration Bureau of the Company in the electronic form to the account which has been determined by the KSEI for further distribution to each stock account of relevant HMETD holder who exercises the right by the KSEI. The shares produced by the exercise of right will be distributed at the latest 4 (four) work days after the application for the exercise is received from the KSEI and the funds for payment have been duly received (in good funds) in the Company's account.

2. Holders of HMETD in the form of warrant and/or HMETD Evidence Certificate who will exercise HMETD must submit the application for the exercise of HMETD to the Stock Administration Bureau appointed by the Company, by submitting the following documents:

    a. The original of HMETD Evidence Certificate which has been signed and completed;

    b. The original of payment evidence by transfer/ account transfer/giro/cheque/cash to the Company's


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account from the bank, the place for paying the payment.

c. Photocopy of KTP/Passport/KITAS which are still valid (for individuals), or photocopy of Articles of Association and attachment of composition of the Board of Directors/Management (for Legal Entity/Corporate).

d. One original of lawful Power of Attorney (if empowered to any other parties) which has a duty stamp of Rp 6,000.- (six thousand Rupiahs), attached with photocopies of KTP/Passport/KITAS from the Grantor of Power of Attorney and the Receiver of Power of Attorney.

e. If holder of HMTED wants the share produced by the exercise of right in the electronic form, the application for the exercise to the Stock Administration Bureau must be submitted through Member of Stock Exchange or Custodian Bank appointed by submitting the following additional documents:

    i. The original of power of attorney from the holders of HMETD to Member of Stock Exchange or Custodian Bank to submit application for the exercise of HMETD and conducts management of Stock on share produced by the exercise of


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HMETD in the KSEI Collective Safekeeping on behalf of the grantor of power of attorney;

ii. The original of Stock Payment Form issued by the KSEI which has been completed and signed in full.

The Company will issue the shares produced by the exercise of HMTED in the form of Collective Shares Certificates, if the holder of HMTED Evidence Certificate does not want the shares produced by the exercise of right to be included in the KSEI collective safekeeping.

The registration of the exercise of HMETD is conducted in Office of Stock Administration Bureau of the Company. The registration can be conducted from the 21st of May, 2003 to the 28th of May, 2003 everyday and during working hours (Monday - Friday 09:00 a.m. - 15:00 p.m.).

If the completion of the HMETD Evidence Certificate is not in conformity with the instructions/terms and conditions for subscription of share mentioned in the HMETD Evidence Certificate and Prospectus, this matter can result in rejection of the subscription. HMETD is only considered as having been exercised at the time payment has evidently been duly received (in good funds) in the Company's account in accordance with the provisions mentioned in the terms and conditions for purchase.


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4. SUBSCRIPTION OF ADDITIONAL SHARES

The shareholder who does not sell his/her/their HMETD or purchaser/holder of HMETD whose name is mentioned in the HMETD Evidence Certificate or holder of HMETD in the KSEI collective safekeeping can order Additional Shares exceeding the right possessed by completing the Column for Subscription of Additional Shares and/or Additional Share Subscription Form that has been provided in the fold of 500 (five hundred).

HMETD holder in the KSEI Collective Safekeeping and holder of HMETD in the form of warrant/HMETD Evidence Certificate who wants the share produced by the exercise of right in the electronic form must submit application to the Stock Administration Bureau of the Company through Member of Stock Exchange/Custodian Bank, while holders of HMETD in the form of warrant who still wants the share produced by the exercise of right in the form of warrant/physical Collective Share Certificates can submit his/her own application to the Stock Administration Bureau of the Company.

4.1. Holder of HMETD in the form of warrant/HMETD Evidence Certificate who wants the share produced by its allocation in the electronic form must submit the application to Company's Stock Administration Bureau through Member of Stock Exchange/Custodian Bank by submitting the following documents:


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a. The original of Additional FPPS which has been correctly and truthfully completed;

b. The original of power of attorney from holder of HMETD to member of Stock Exchange or Custodian Bank to submit the application for subscription of additional shares and conduct management of stock on share produced by allocation in KSEI Collective Safekeeping and other power which may be given in connection with the subscription of additional shares on behalf of the grantor of power of attorney;

c. Photocopy of KTP/Passport/KITAS which is still valid (for individual) or photocopy or Articles of Association and attachment of composition of the Board of Directors/Management (for Legal Entity/Corporate);

d. The original of payment evidence by transfer/ account transfer/giro/cheque/cash to the Company's account from bank where the payment is made;

e. The Original Form for Payment of Stock issued by KSEI which has been completed in full for the purpose of distributing the share produced by the exercise of right by the Stock Administration Bureau (BAE).


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The holder of HMETD in KSEI Collective Safekeeping completes and submits Additional FPPS which has been distributed by enclosing the following documents:

a. The original of instruction for exercise, which has been settled through C-BEST which is suitable on behalf of HMETD holder (specifically for holder of HMETD in the KSEI Collective Safekeeping that has exercised the right through C-BEST system);

b. The Original Form for Payment of Stock issued by KSEI which has been completed in full for the purpose of distributing the share produced by the exercise of right by Stock Administration Bureau (BAE).

c. The original of payment evidence with transfer/account transfer/giro/cheque/cash to the Company's account from the bank where payment is made.

4.2. Holder of HMETD in the form of warrant/HMETD Evidence Certificate who wants the share produced by its allocation in the form of warrant/physical Collective Share Certificates must submit his/her application to the Stock Administration Bureau of the Company by submitting the following documents:


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

a. The original of Additional FPPS which has been correctly and truthfully completed;

b. Photocopy of KTP/Passport/KITAS which is still valid (for individual) or photocopy of Articles of Association and attachment to the composition of the Board of Directors/Management (Legal Entity/Corporate);

c. The original of lawful power of attorney (if empowered to any other persons) with stamp duty of Rp 6000.- (six thousand Rupiahs) accompanied with the photocopy of KTP/Passport/KITAS from the Grantor of Power of Attorney and the Receiver of Power of Attorney.

d. The original of payment evidence with transfer/ account transfer/giro/cheque/cash to the Company's account from bank where the payment is made.

The payment of additional subscription can be made and must have been received in the Company's bank account at the latest on the 29th of May, 2003 in good condition (in good funds). The subscription which does not meet the instruction in accordance with the provision on subscription can result in rejection of subscription.


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

5. ALLOCATION FOR SUBSCRIPTION OF ADDITIONAL SHARES

Allocation for subscription of additional shares will be determined on the 3rd of June, 2003 with the following provisions:

a. If the total share subscribed, including the subscription of additional shares, does not exceed the total share offered in the Rights Issue II, all subscriptions of additional share will be met.

b. If the total share subscribed, including the subscription of additional shares, exceeds the total share offered in the Rights Issue II, the subscribers who subscribes additional shares will be imposed a system of proportional allocation, based on the total HMETD which has been exercised by each shareholder who subscribes of additional shares.

6. REQUIREMENTS FOR PAYMENT

The Payment of Share Subscription in the framework of Right Issue II with the application for subscription directly submitted to the Stock Administration Bureau of the Company, must be made in good funds in Rupiah at the time of submitting the subscription in cash, cheque, billet giro or transfer by mentioning the HMETD Evidence Certificate Number or Additional FPPS Number and the payment is made to the Company's account at:


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

PT Bank Buana Indonesia Tbk.

Account in the name of Right Issue II-2003

Account Number: 0013080676 or 0013081007

The payment in cash can be made to:

PT. Bank Buana Indonesia Tbk.

Jl. Asemka No. 32-36

Jakarta 11110

All cheques and bank draft will be immediately cashed or disbursed at the time of receipt. If the disbursement of the cheque and bank draft are rejected by the relevant bank, the subscription of share is considered void. If the payment is made with cheque or transfer or billet/ giro, the date of payment is calculated on the basis of the date of receiving the cheque/transfer/giro, the funds of which have been duly received (in good funds) in the above mentioned Company's account.

For additional share purchase, the payment is made on the day of subscription and the payment must be duly received (in good funds) in the Company's account at the latest on May 29, 2003.

All costs which probably accrue in the framework of share purchase under the Right Issue II become the burden of the subscriber. The subscription of share which does not meet the requirements for payment will be cancelled.


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS

7. EVIDENCE OF RECEIPT FOR SUBSCRIPTION OF SHARE

The Company through PT Sirca Datapro Perdana as the Stock Administration Bureau which receives submission of share subscription will deliver to the subscriber Evidence of Receipt for subscription of share, which has been stamped and signed, which is an evidence at the time of taking the share and return of money for the subscription which is not meet.

HMETD holder in the KSEI Collective Safekeeping will obtain confirmation on application for the exercise of HMETD through C-BEST through KSEI Account Holder.

8. CANCELLATION OF SHARE SUBSCRIPTION

The Company has the right to cancel share subscription, both partially or wholly with due observance of the existing requirements. The notification on the cancellation of share subscription will be announced coinciding with the announcement on subscription allocation.

Matters which can result in the cancellation of share subscription include:

* The completion of HMETD Evidence Certificate or Additional FPPS is not in conformity with the instruction/terms and conditions for subscription of


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

share mentioned in the HMETD Evidence Certificate and Prospectus.

* The payment requirements are not met.
* Requirements for completeness of application documents are not met.

9. **RETURN OF SUBSCRIPTION MONEY**

In the case that a part or whole subscription of additional share is not met or in the case that the cancellation of share subscription as referred to in point 8 of this chapter, the Company will return a part or whole money for the subscription in Rupiah using cheque in the name of the subscriber or transfer to the account of shareholder. The return of money for subscription of share is conducted as the latest 2 (two) work days after the Date of Allocation or 2 (two) work days after the announcement on cancellation of Right Issue II and can be collected at the Stock Administration Bureau appointed by the Company on work days and during working hours Monday up to Friday, at 09.00 a.m. - 15.00 p.m.) The collection of cheque after the 4th of July, 2003 can only be done in the Company's office.

The cheque for return of subscription money for share can only be taken by the subscriber or the proxy by showing the original KTP/Passport/KITAS which is still valid (for individual) or photocopy of Articles of Association (for


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS

Legal Entity/Corporate) as well as the original Power of Attorney which have been signed on a duty stamp of Rp 6000 (six thousand Rupiahs) by showing the original thereof and supplementing photocopy of KTP/Passport/KITAS which is still valid from the grantor of power of attorney and the receiver of power of attorney (for those empowered to any other parties).

The return of subscription money for share which exceeds 2 (two) work days after the Date of Allocation or after the announcement date for the cancellation of Rights Issue II based on the evidence of payment by the Company will be accompanied with interest calculated from the third work day after the Date of Allocation or after the announcement date for cancellation of Right Issue II up to the date of money return.

The amount of interest on the delay in returning the subscription money for share is set at 10% (ten percent) per year, which is calculated by dividing the delay days with 365 and multiplying it with the interest rate. The Company does not give interest on delay in returning the subscription money for share, if the delay is due to the subscriber who does not collect the return money in accordance with the time determined.

The subscription money for share of the subscriber of share in the KSEI Collective Safekeeping, which exercises the right through KSEI, will be returned through KSEI.


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS

10. DELIVERY OF SHARE PRODUCED BY THE EXERCISE OF HMETD AND THE CREDITING TO STOCK ACCOUNT

The share produced by the exercise of HMETD for the subscribers who exercise HMETD in accordance with the right through the KSEI will be credited in stock account within a period of 4 (four) work days after the application for the exercise of HMETD is received from the KSEI and the payment has been duly received in the Company's account. The shares produced by the exercise of HMETD for HMETD holders in the form of warrant who implements HMETD in accordance with the right will obtain SKS or share in the form of warrant at the latest 5 (five) work days after the application is received by Company's Stock Administration Bureau and the payment has been duly received by the Company.

SKS of the share produced by allocation on subscription of additional share will be available or distributed in the electronic form in the KSEI Collective Safekeeping at the latest 5 (five) work days after the date of allocation. New SKS produced by the exercise of HMETD can be taken on every work day (Monday up to Friday) at 09.00 a.m. up to 15.00 p.m. from the 28th of May, 2003 to the 5th of June, 2003. Whereas SKS produced by shares allocation can be taken from the 10th of June, 2003 to 4th of July, 2003. After the 4th of July, 2003 SKS can be collected in the Company's Office. The collection can be


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS

done in the Stock Administration Bureau appointed by the Company by showing/submitting the following documents:

a. The original of KTP/Passport/KITAS which is still valid (for individual); or

b. Photocopy of Articles of Association (for Legal Entity/Corporate) and composition of the Board of Directors. The Board of Commissioners or Management which are still valid;

c. The original of lawful power of attorney (for Legal Entity/Corporate or individual who is empowered to any other parties) having a duty stamp of Rp 6,000.- (six thousand Rupiahs) supplemented by photocopy of KTP/Passport/KITAS from the Grantor of Power of Attorney and the Receiver of Power of Attorney.

d. The Original Evidence of Receipt for Subscription of Shares.

11. ALLOCATION OF HMETD WHICH IS NOT EXERCISED

If after the calculation of Additional Share Allocation as referred to in point 5 of this chapter, there are still remaining HMETD which are not exercised, they will expire.


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

DISSEMINATION OF PROSPECTUS AND HMETD EVIDENCE CERTIFICATE

The Company has announced important information relating to Right Issue II by means of advertisements in 2 newspapers.

1. Shareholders whose shares are in the KSEI Collective Safekeeping system, HMETD will be distributed electronically through stock account of a Member of Stock Exchange or Custodian Bank respectively in the KSEI at the latest 5 (five) work days after the recording date in the Register of Shareholders who have the right to HMETD, namely on the 9th of May, 2003 at 16:00 p.m. The Final Prospectus, Additional Shares Subscription Form (Additional FPPS) and other forms will be distributed by the Company to the KSEI and Shareholders can be obtained by the shareholders from every member of Stock Exchange or Custodian Bank.

2. For shareholders whose shares are not included in the KSEI Collective Safekeeping system, the Company will issue HMETD Evidence Certificate in the name of the Shareholders. Shareholders having addresses in Jakarta, Bogor, Tangerang and Bekasi (Jabotabek) can collect HMETD Evidence Certificate, Final Prospectus, Additional Shares Subscription Form (additional FPPS) and other forms in Stock Administration Bureau


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

appointed by the Company every work day during working hours from the 12th of May, 2003 up to the 20th of May, 2003 by showing the original lawful identity card (KTP/Passport/KITAS) and giving the photocopy as well as the original of power of attorney for those who cannot collect by themselves.

The Company will send the HMETD Evidence Certificate package, Final Prospectus, Additional FPPS and other forms to shareholders who are outside Jabotabek through registered mail.

The Company will not send the above mentioned package to shareholders having his/her place of residence in the United States of America due to United States Securities Act 1993 Number 5, which is valid in that country.

If the Company's shareholders in the form of warrant whose names are mentioned in the Register of Shareholders on the 9th of May, 2003 at 16:00 p.m. have not received or taken Final Prospectus, HMETD Evidence Certificate and other forms and do not contact the Stock Administration Bureau of the Company resulting delay in the exercise or trade of HMETD, all risks and losses which might arise do not become the responsibility of the Company or the Stock Administration Bureau, but the relevant shareholders must be responsible for all risks and losses.


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

ADDITIONAL INFORMATION

Any matters are not made clear in this information, or if shareholders need additional information in connection with the Right Issue II, the shareholders are requested to contact the following:

PT Bank Buana Indonesia Tbk.
Jl. Gajah Mada No. 1A
Jakarta 10130
Phone: (62 21) 633-0585, 638-65927
Fax.: (62 21) 631-2340
Telex: 46235, 46359
E-mail: corsec@bankbuanaina.co.id
Website: www.bankbuana.com

Stock Administration Bureau
PT Sirca Datapro Perdana
Sirca Building
Jl. Johar No. 18, Menteng
Jakarta 10340
Phone.: 6221 390-0645/390-5920/314-0032
Fax.: 390-0652/390-0671

I, Manimbul Luhut Sitorus, certified, authorized and sworn translator, by virtue of the Decree of the Governor of Jakarta Special Capital Region number 5226/1998 SK GUB DKI, dated the 17th of June, 1998, hereby certify that this translation is correct and true to the document written in the Indonesian language which was submitted to me.
Jakarta, May 7, 2003.


CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

File Number :
82-34694

No.03/DIR/540

Attachment 2/5

Jakarta, April 23, 2003


SEC MAIL PROCESSING
RECEIVED
MAY 12 2003
WASH. D.C.
181
SECTION

Mr. Herwidayatmo
Head of Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta

Re: **Proof of Publication on Additional Information Announcement**

Dear Sir/Madam,

With reference to our Letter No.03/DIR/517 dated April, 22 2003 on Important Information of Right Certificates, please find enclosed proof of publication on additional information that has been published on 2 daily newspapers, Investor Indonesia and Media Indonesia on April 23, 2003.

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Head Office,

Maruba Sihaloho Juliana Samudro

File Number :
82-34694

Attachment 2/5

PT BANK BUANA INDONESIA Tbk.

INFORMATION TO SHAREHOLDERS

With reference to Important Information on Right Certificates-Additional Information of Right Issue II that has been published on April 22, 2003, we would like to provide additional information under the section of "Right Issue II" after paragraph 10 as follows:

In line with BAPEPAM's Rules No. IX.D.1 on Right Certificates, it states that Rights could be traded.

Thus, IFC's plan to invest in Bank Buana does not violate any Right of the Shareholders. Each Shareholders has an equal Rights.

Jakarta, April 23, 2003
PT BANK BUANA INDONESIA Tbk.
Board of Directors

File Number :
82-34694

No.03/DIR/550

Attachment 3/5

Jakarta, April 24, 2003

Mr. Herwidayatmo
Head of Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta

Re: Result of Extraordinary General Shareholders Meeting

Dear Sirs/Madam,

With reference to our letter No.03/DIR/394 dated March 25, 2003 on Plan to Hold a Extraordinary General Shareholders Meeting of PT Bank Buana Indonesia Tbk., we would like to inform you that the Extraordinary General Shareholders Meeting ("Meeting") has been held on April 24, 2003 at Istana Ballroom, Hotel Sari Pan Pacific, Jl. M.H. Thamrin, Jakarta with the following decisions:

1. Approves the Bank to exercise Right Issue II based on the following conditions:
   a. A maximum total of 744,494,202 (Seven Hundred Forty Four Million Four Hundred Ninety Four Thousand Two Hundred and Two) new shares would be issued through the Right Issue II with a nominal price of Rp 250,-/share (Two Hundred Fifty Rupiah) and with an offering price of Rp.360,-/share (Three Hundred Sixty Rupiah). Thus maximum total fund proceed would be Rp.268,017,912,720.- (Two Hundred Sixty Eight Billion Seventeen Million Nine Hundred Twelve Thousand Seven Hundred Twenty Rupiah).

   b. Each Shareholder who holds 4 (four) shares with a nominal price of Rp. 250.-/share (Two Hundred Fifty Rupiah) and whose name is listed on the Shareholders' List on May 9, 2003 at 16.00 WIB, has the right to obtain 1 (one) right to purchase 1 ordinary share with offering price of Rp.360.-/share (Three Hundred Sixty Rupiah) that has to be fully paid when application to purchase the shares is submitted.

2. Approves to give an authority to the Board of Directors to exercise Right Issue II, including but not limited to amend the schedule of Right Issue II (if necessary) in line with the applied regulations, declare the result of the issued shares obtained through the Right Issue II in Notary Deed, which alters Paragraph 4 section 2 of Article of Association and apply all necessary actions.

The.....

File Number :
82-34694

Attachment 3/5

The proof of publication on the above decisions would be submitted to the Indonesian Capital Market Supervisory Board in line with the applied regulations.

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Jimmy Kurniawan Laihad   Safrullah Hadi Saleh

File Number :
82-34694

Attachment 4/5

No.03/DIR/561

Jakarta, April 25, 2003

Mr. Herwidayatmo
Head of Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta

Re: Proof of Publication

Dear Sir/Madam,

With reference to our Letter No.03/DIR/550 dated April, 24 2003 on Decision of Extraordinary General Shareholders Meeting of PT Bank Buana Indonesia Tbk., please find enclosed proof of publication on above decision that has been published on 2 daily newspapers, Bisnis Indonesia and Media Indonesia on April 25, 2003.

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Head Office,

Maruba Sihaloho   Juliana Samudro

File Number :
82-34694

Attachment 4/5

PT BANK BUANA INDONESIA Tbk.

INFORMATION TO SHAREHOLDERS

The Board of Directors of the Bank would like to inform all Shareholders that Extraordinary Shareholders' Meeting has been held on April 24, 2003 at the Istana Ballroom in Hotel Sari Pan Pacific, Jl. M.H. Thamrin, Jakarta. The meeting has resolved the following:

1. Approves the Bank to exercise Right Issue II based on the following conditions:
   a. A maximum total of 744,494,202 (Seven Hundred Forty Four Million Four Hundred Ninety Four Thousand Two Hundred and Two) new shares would be issued through Right Issue II with a nominal price of Rp 250,-/share (Two Hundred Fifty Rupiah) and with an offering price of Rp.360,-/share (Three Hundred Sixty Rupiah). Thus maximum total fund proceed would be Rp.268,017,912,720,- (Two Hundred Sixty Eight Billion Seventeen Million Nine Hundred Twelve Thousand Seven Hundred Twenty Rupiah).

   b. Each Shareholder who holds 4 (four) shares with a nominal price of Rp. 250,-/share (Two Hundred Fifty Rupiah) and whose name is listed on the Shareholders' List on May 9, 2003 at 16.00 WIB, has the right to obtain 1 (one) right to purchase 1 ordinary share with offering price of Rp.360,-/share (Three Hundred Sixty Rupiah) that has to be fully paid when application to purchase the shares is submitted.

2. Approves to give an authority to the Board of Directors to exercise Right Issue II, including but not limited to amend the schedule of Right Issue II (if necessary) in line with the applied regulations, declare the result of the issued shares obtained through the Right Issue II in Notary Deed, which alters Paragraph 4 section 2 of Article of Association and apply all necessary actions.

Jakarta, April 25, 2003
PT BANK BUANA INDONESIA Tbk.
Board of Directors

File Number :
82-34694

Attachment 5/5

No. 03/DIR/563

Jakarta, April 25, 2003

Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta Pusat

Re: Publication Proof of Financial Statement

Dear Sir/Madam,

With reference to Bapepam's Rule No. X.K.2, Attachment of Head of Bapepam's Decision No. Kep-80/PM/1996 dated on January 17, 1996 on obligation to submit financial report, please find enclosed proof of publication of PT Bank Buana Indonesia Tbk's financial statement as of March 31, 2003 and March 31, 2002 that has been published on 2 daily newspapers, Bisnis Indonesia and Media Indonesia on April 25, 2003.

Thank you for your kind attention.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Jimmy Kurniawan Laihad　　　Pardi Kendy

BALANCE SHEET
PT BANK BUANA INDONESIA Tbk.
Period 31 March 2003 and 2002

File Number :
82-34694
Attachment 5/5

No.	ACCOUNT	31 March 2003	31 March 2002
	ASSETS		
1.	Cash	182,587	96,410
2.	Placement at Bank Indonesia	6,656,318	6,393,197
	a. Demand Deposit at Bank Indonesia	568,129	517,820
	b. Certificate of Bank Indonesia	6,088,189	5,875,377
	c. Others	-	-
3.	Demand Deposits at Other Bank	75,655	102,307
	a. Rupiahs	4,616	4,968
	b. Foreign Currencies	71,039	97,339
4.	Interbank Placements	692,333	793,570
	a. Rupiahs	171,567	30,000
	b. Foreign Currencies	520,766	763,570
	Allowance for Interbank Placements at Other Banks -/-	(7,677)	(8,958)
5.	Securities Held	872,297	917,281
	a. Rupiahs	50,701	350,156
	i. Trading	18,400	323,709
	ii. Available for Sale	22,322	18,785
	iii. Held to Maturity	9,979	7,662
	b. Foreign Currencies	821,596	567,125
	i. Trading	724,042	-
	ii. Available for Sale	7,544	28,839
	iii. Held to Maturity	90,010	538,286
	Allowance for Securities Held -/-	(11,943)	(6,030)
6.	Government Bonds Held	321,916	-
	a. Trading	321,916	-
	b. Available for Sale	-	-
	c. Held to Maturity	-	-
7.	Securities Purchased under Agreement to Resell (Reverse Repo)	-	500,000
	a. Rupiahs	-	500,000
	b. Foreign Currencies	-	-
	Allowance for Securities Purchased under Agreement to Resell -/-	-	(5,000)
8.	Derivative Assets	468	250
	Allowance for Derivative Assets -/-	(5)	(2)
9.	Credit Extended (Loan)	4,215,122	2,945,249
	a. Rupiahs	4,165,154	2,855,874
	i. Connected Parties	30,555	38,398
	ii. Others Parties	4,134,599	2,817,476
	b. Foreign Currencies	49,968	89,375
	i. Connected Parties	10,317	-
	ii. Others Parties	39,651	89,375
	Allowance for Credit Extended -/-	(47,296)	(122,094)
10.	Acceptance Assets	45,735	16,649
	Allowance for Acceptance Assets -/-	(457)	(166)
11.	Equity Participation	389	7,889
	Allowance for Equity Participation	(66)	(79)
12.	Deferred Income	42,695	50,117
13.	Prepaid Expenses	26,609	23,046
14.	Prepaid Taxes	25,425	29,943
15.	Deferred Tax Assets	12,919	5,726
16.	Fixed Assets	466,436	408,461
	Accumulated Depreciation of Fixed Assets -/-	(150,303)	(108,772)
17.	Leased assets	-	-
	Accumulated leased assets -/-	-	-
18.	Transferred Collaterals	18,549	21,810
19.	Other Assets	131,407	86,838
	TOTAL ASSETS	**13,569,113**	**12,147,642**

BALANCE SHEET
PT BANK BUANA INDONESIA Tbk.
Period 31 March 2003 and 2002

File Number : 82-34694
Attachment 5/5

No.	ACCOUNT	31 March 2003	31 March 2002
	LIABILITIES AND EQUITY		
1.	Demand Deposits	2,885,303	2,875,661
	a. Rupiahs	1,768,044	1,727,290
	b. Foreign Currencies	1,117,259	1,148,371
2.	Other Current Liabilities	100,287	90,403
3.	Saving Deposits	3,864,895	3,571,753
4.	Time Deposits	4,778,598	4,063,085
	a. Rupiahs	4,386,195	3,696,071
	i. Connected Parties	196,242	50,278
	ii. Others Parties	4,189,953	3,645,793
	b. Foreign Currencies	392,403	367,014
	i. Connected Parties	35,332	43,140
	ii. Others Parties	357,071	323,874
5.	Certificates of Deposit	14	19
	a. Rupiahs	14	19
	b. Foreign Currencies	-	-
6.	Deposits from Other Banks	317,832	167,024
7.	Securities Sold under Agreement to Repurchase (Repo)	-	-
8.	Derivative Liabilities	403	216
9.	Acceptance Liabilities	45,735	16,649
10.	Securities Issued	-	-
	a. Rupiahs	-	-
	b. Foreign Currencies	-	-
11.	Borrowings	55,602	61,593
	a. Short Term Funding Facilities from Bank Indonesia	-	
	b. Others	55,602	61,593
	i. Rupiahs	44,394	51,175
	- Connected Parties		
	- Others Parties	44,394	51,175
	ii. Foreign Currencies	11,208	10,418
	- Connected Parties		
	- Others Parties	11,208	10,418
12.	Allowance for losses on Commitments and Contigencies	1,774	1,925
13.	Leasing Liabilities	-	-
14.	Deferred Expenses	22,221	27,995
15.	Income Tax Assessment	-	-
16.	Deferred Tax Liabilities	-	934
17.	Other Liabilities	173,283	150,325
18.	Subordinated Loans	-	-
	a. Connected Parties	-	
	b. Others Parties	-	
19.	Loan Capital	-	-
	a. Connected Parties	-	
	b. Others Parties	-	
20.	Minority Interest	-	
21.	Equity	1,323,166	1,120,060
	a. Paid Up Capital	744,494	485,000
	b. Agio (disagio)	165,772	23,567
	c. Donated Capital	-	-
	d. Translation Adjustment in Financial Statements	-	-
	e. Increment from Revaluation of Fixed Assets	103,280	103,280
	f. Unrealized Gains/Losses of Securities	2,510	322
	g. Other Comprehensive Incomes	-	-
	h. Difference in Value of transactions with entities under common control	(6,220)	(6,220)
	h. Retained Earnings	313,330	514,111
	TOTAL LIABILITIES AND EQUITY	**13,569,113**	**12,147,642**

INCOME STATEMENT AND RETAINED EARNINGS
PT BANK BUANA INDONESIA Tbk.
Period 01 January until 31 March 2003 and 2002

File Number : 82-34694 Attachment 5/5

(In Million Rupiah)

No.	ACCOUNT	31 March 2003	31 March 2002
	OPERATING REVENUES AND EXPENSES		
1.	Interest Revenue		
	1.1. Interest Earned	400,523	429,002
	a. Rupiahs	387,336	418,108
	b. Foreign Currencies	13,187	10,894
	1.2. Provisions and Commissions	9,127	7,085
	a. Rupiahs	8,943	6,941
	b. Foreign Currencies	184	144
	Total Interest Revenue	**409,650**	**436,087**
2.	Interest Expense		
	2.1. Interest Expense		
	a. Rupiahs	250,211	264,388
	b. Foreign Currencies	6,276	6,706
	2.2. Commissions & Previsions	-	
	Total Interest Expense	**256,487**	**271,094**
	Net Interest Income	**153,163**	**164,993**
3.	Other Operating Revenue		
	3.1. Revenues On Provisions Commissions and Fees	4,562	4,728
	3.2. Revenues On Foreign Currencies	10,788	1,959
	3.3. Gain On Investment in Securities	21,734	35,839
	3.4. Others Revenues	13,228	10,202
	Total Other Operating Revenues	**50,312**	**52,728**
4.	Net Charge of Losses On Earning Assets	(17,030)	35,000
5.	Estimated Losses on Commitments and Contingencies	-	-
6.	Others Operating Expenses		
	6.1. General and Administrative Expenses	49,845	41,001
	6.2. Personnel Expenses	52,808	51,092
	6.3. Losses on Investment in Securities	-	-
	6.4. Losses on Foreign Exchange Transaction	-	-
	6.5. Others Expenses	7,212	1,507
	Total Other Operating Expenses	**109,865**	**93,600**
	NET OPERATING REVENUE/EXPENSE	**110,640**	**89,121**
	NON-OPERATING REVENUE AND EXPENSE		
7.	Non Operating Revenues	1,147	2,775
8.	Non Operating Expenses	6,012	683
	Net Non Operating Revenue/Expense	**(4,865)**	**2,092**
9.	**Extraordinary Gain/Loss**		
10.	Profit/Loss before Tax Income	**105,775**	**91,213**
11.	Estimation on Income Tax Assessment -/-		
12.	**PROFIT/LOSS FOR CURRENT YEAR (REPORTING**	**105,775**	**91,213**
13.	Minority Interest -/-	-	
14.	Retained Earning Carried Forward	264,555	422,898
15.	Dividend -/-	(57,000)	-
16.	Others	-	-
17.	**Retained Earnings at End of Period**	**313,330**	**514,111**
18.	**Earnings (Net Income) per Share**	**35**	**94**

COMMITMENTS AND CONTINGENCIES
PT BANK BUANA INDONESIA Tbk.
Period 31 March 2002 and 2001

File Number :
82-34694
Attachment 5/5

(In Million Rupiah)

No.	ACCOUNT	31 March 2002	31 March 2002
	COMMITMENTS		
	Commitments Claims/Receivable		
1.	Unused Borrowings		
	a. Rupiahs	-	-
	b. Foreign Currencies	-	-
2.	Others	-	-
	Total Commitments Claims	-	-
	Committed Liabilities		
1.	Undisbursed Credit Line		
	a. Rupiahs	1,711,724	1,434,908
	b. Foreign Currencies	-	-
2.	Outstanding Irrevocable Trade L/Cs	55,977	65,913
3.	Others	-	
	TOTAL COMMITED LIABILITIES	**1,767,701**	**1,500,821**
	TOTAL NET COMMITTED	**(1,767,701)**	**(1,500,821)**
	CONTINGENCIES		
	Contingent Claims		
1.	Guarantees Received	-	-
	a. Rupiahs	-	
	b. Foreign Currencies	-	
2.	Interest Income in Settlement Process	1,643	1,178
	a. Rupiahs	1,643	1,178
	b. Foreign Currencies		
3.	Others		
	Total Contingent Claims	**1,643**	**1,178**
	Contingent Liabilities		
1.	Guarantees issued	121,302	86,865
	a. Bank Guarantees	121,302	86,385
	- Rupiahs	118,265	81,897
	- Foreign Currencies	3,037	4,488
	b. Others	-	480
2.	Outstanding Revocable Trade L/Cs	-	
3.	Others	1,451	5,644
	TOTAL CONTINGENT LIABILITIES	**122,753**	**92,509**
	TOTAL NET CONTINGENCIES	**(121,110)**	**(91,331)**

FOREIGN EXCHANGE AND DERIVATIVE TRANSACTIONS
PT BANK BUANA INDONESIA Tbk.
Period 31 March 2003

File Number :
82-34694
Attachment 5/5

(In Million Rupiah)

No	ACCOUNT	Market Value of Contract		Derivative Claims & Liabilities		Contract Value with Netting Agreement
		Hedging	Others	Claims	Liabilities	
A.	**Exchange Rate Related**	112,101	82,344	468	403	-
1	Spot		82,344			
2	Forward	-	-	-	-	-
3	Option	-	-	-	-	-
	a. Purchased	-	-	-	-	-
	b. Written	-	-	-	-	-
4	Future	-	-	-	-	-
5	Swap	112,101	-	468	403	-
6	Other	-	-	-	-	-
B.	**Interest Rate Related**	-	-	-	-	-
1	Forward					
2	Option	-	-	-	-	-
	a. Purchased					
	b. Written					
3	Future	-	-	-	-	-
4	Swap	-	-	-	-	-
5	Other	-	-	-	-	-
C.	**Other**	-	-	-	-	-
	TOTAL			468	403	

CONDENSED FINANCIAL STATEMENT-MONTHLY
EARNING ASSET QUALITY AND OTHER INFORMATIONS
PT BANK BUANA INDONESIA Tbk.
Per 31 March 2003 and 2002

File Number : 82-34694
Attachment 5/5

(In Million Rupiah)

No	ACCOUNT	31 March 2003 L	DPK	KL	D	M	Total	31 March 2002 L	DPK	KL	D	M	Total
A.	**Connected (Related) Parties**												
1.	Interbank Placements	-	-	-	-	-	-	-	-	-	-	-	-
2,	Securities	-	-	-	-	-	-	-	-	-	-	-	-
3.	Loans to Third Parties	40,872	-	-	-	-	40,872	37,228	1,170	-	-	-	38,398
	a. Smale Scale Business Credit (KUK)	765	-	-	-	-	765	1,356	-	-	-	-	1,356
	b. Property Loans	3,840	-	-	-	-	3,840	1,953	-	-	-	-	1,953
	i. Restructured	-	-	-	-	-	-	-	-	-	-	-	-
	ii. Unrestructed	3,840	-	-	-	-	3,840	1,953	-	-	-	-	1,953
	c. Others Restructured Loans	970	-	-	-	-	970	-	1,170	-	-	-	1,170
	d. Others	35,297	-	-	-	-	35,297	33,919	-	-	-	-	33,919
4.	Equity Participation to Third Parties	-	-	-	-	-	-	-	-	-	-	-	-
	a. In Non Bank Financial Institution	-	-	-	-	-	-	-	-	-	-	-	-
	b. For Debt Restructuring Purposes (From Loan Restructuring)	-	-	-	-	-	-	-	-	-	-	-	-
5.	Other Claims to Third Parties	-	-	-	-	-	-	-	-	-	-	-	-
6.	Commitments and Contigencies to Third Parties	-	-	-	-	-	-	-	-	-	-	-	-
B.	**Non - Connected Parties**												
1.	Interbank Placements	1,504,380	-	1	-	-	1,504,381	1,943,908	-	-	-	-	1,943,908
2,	Securities to Bank Indonesia and Third Parties	6,548,381	-	-	-	-	6,548,381	6,247,656	-	-	-	-	6,247,656
3.	Loans to Third Parties	4,074,778	49,740	37,061	1,842	8,926	4,172,347	2,787,678	44,529	24,046	1,465	46,251	2,903,969
	a. Smale Ccale Business Credit (KUK)	914,832	15,007	6,902	343	2,050	939,134	820,571	11,107	3,695	1,260	1,655	838,288
	b. Property Loans	250,447	1,870	1,095	-	144	253,556	104,247	1,932	1,639	-	6,281	114,099
	i. Restructured	-	-	-	-	-	-	-	-	-	-	-	-
	ii. Unrestructured	250,447	1,870	1,095	-	144	253,556	104,247	1,932	1,639	-	6,281	114,099
	c. Others Restructured Loans	73,834	136	1,050	-	1,183	76,203	571	-	16,789	-	2,004	19,364
	d. Others	2,835,665	32,727	28,014	1,499	5,549	2,903,454	1,862,289	31,490	1,923	205	36,311	1,932,218
4.	Equity Participation to Third Parties	325	-	-	-	63	388	7,889	-	-	-	-	7,889
	a. In Non Bank Financial Institution non-bank	325				63	388	7,889	-	-	-	-	7,889
	b. For Debt Restructuring Purposes (From Loan Restructuring)	-	-	-	-	-	-						-
5.	Other Claims to Third Parties	45,735	-	-	-	-	45,735	16,751	-	-	-	-	16,751
6.	Commitments and Contigencies to Third Parties	177,279	-	-	-	-	177,279	152,377	-	-	-	401	152,778
	TOTAL	12,391,750	49,740	37,062	1,842	8,989	12,489,383	11,193,487	45,699	24,046	1,465	46,652	11,311,349
7.	Compulsory Allowance for Earning Asset Losses	63,036	2,487	1,244	-	1,568	68,335	50,038	2,285	2,100	109	43,100	97,632
8.	Established Allowance for Earning Asset Losses	63,919	2,487	1,244	-	1,568	69,218	96,662	2,285	2,100	109	43,100	144,256
9.	Value of Bank's Assets Pledged as Collateral												
	a. To Bank Indonesia						-						-
	b. To Other Parties						-						-
10.	Percentage of Small Scale Business Credit to Total Credit						22.31%						28.54%
11.	Percentage of Small Scale Business Credit Debtor to Total Debtc						47.74%						57.85%

CALCULATION ON CAR
PT BANK BUANA INDONESIA Tbk.
Period 31 March 2003 and 2002

File Number :
82-34694
Attachment 5/5

ACCOUNT	31 March 2002	31 March 2002
I. COMPONENTS		
A. Core Capital	1,141,932	957,500
1. Paid Up Capital	744,494	485,000
2. Disclosed Reserves	397,438	472,500
a. Agio	165,772	23,567
b. Disagio (-/-)	-	-
c. Donated Capital	-	-
d. General and Appropriated Reverses	20,000	10,000
e. Previous Years Profit After Tax	174,636	412,898
f. Previous Years Losses -/-	-	-
g. Current Year Profit After Tax (50%)	37,030	31,933
h. Currents Year Losses -/-	-	-
i. Translation Adjustment of Overseas Branch Offices Financial Statement	-	-
1) Positive Adjustment		
2) Negative Adjustment (-/-)		
j. Funds for paid Up Capital	-	-
k. Loss in Value of Equity Participation in Portfolio Available for sale (-/-)	-	-
l. Difference in value of transaction with entities under common control	-	(6,220)
m. Unrealized gain (loss) from increase (decrease) in fair value of available for sale marketable securities	-	322
3. Goodwill (-/-)	-	-
B. Supplementary Capital (max 100% of core capital)	167,419	156,163
1. Reserves of Fixed Assets Revaluation	103,280	103,280
2. Gen. Reserve of Allowance for Earning Assets Losses (Max. 1,25% of Risk Weighted Assets)	64,139	52,883
3. Loan Capital		
4. Subordinated Loan (max. 50 % of Core Capital)	-	-
5. Gain in Value of Equity Participation in Portfolio Available for sale (45%)	-	-
II. TOTAL CORE CAPITAL AND SUPPLEMENTARY CAPITAL (A+B	1,309,351	1,113,663
III EQUITY PARTICIPATION -/-	326	7,889
IV TOTAL CAPITAL (II-III)	1,309,025	1,105,774
V. RISK - WEIGHTED ASSETS	5,615,643	4,230,616
VI ESTABLISHED CAPITAL ADEQUACY RATIO (IV:V)	23.31%	26.14%
VI REQUIRED CAPITAL ADEQUACY RATIO	8.00%	8.00%

FINANCIAL RATIO
PT BANK BUANA INDONESIA Tbk.
Period 31 March 2003 and 2002

File Number :
82-34694
Attachment 5/5

No.	Ratio (%)	31 March 2002	31 March 2002
I.	**Capital**		
	1. CAR	23.31%	26.14%
	2. Fixed Assets to Capitals	35.63%	36.94%
II.	**Earning Assets**		
	1. Non - Performing Earning Assets	0.38%	0.64%
	2. NPL	1.14%	2.44%
	3. Allowance for Earnings Assets Losses to Earning Assets	0.55%	1.28%
	4. Compliance of Allowance for Earning Assets Losses	101.29%	147.75%
III.	**Rentability**		
	1. ROA	3.31%	2.95%
	2. ROE	36.95%	40.04%
	3. NIM	5.00%	5.84%
	4. Operating Expenses to Operating Revenues	76.80%	81.77%
IV.	**Liquidity**		
	LDR	36.55%	27.99%
V.	**Compliance**		
	1. a. Percentage Violation of Legal Lending Limit		
	a.1. Connected Parties	0.00%	0.00%
	a.2. Non - Connected Parties	0.00%	0.00%
	b. Percentage Lending in Excess of The Legal Lending Limit		
	b.1. Connected Parties	0.00%	0.00%
	b.2. Non - Connected Parties	0.00%	0.00%
	2. Reserve Requirement (Rupiahs)	5.05%	5.04%
	3. Net Open Positions	1.25%	1.12%

PT BANK BUANA INDONESIA Tbk.
Period 31 March 2003 and 2002
OWNERS AND MANAGEMENT

File Number :
82-34694
Attachment 5/5

MANAGEMENT
BOARD Of COMMISSIONERS

- Prime Commissioners : R. Rachmad
- Commissioners Lukito Winarto
- Commissioners Wimpie Wirja Surja
- Commissioners Soetadi Limin

Board Of Directors

- Prime Director : Jimmy Kurniawan Laihad
- Director Aris Janasutanta Sutirto
- Director Eddy Muljanto
- Director Pardi Kendy
- Director Safrullah Hadi Saleh
- Director Soehadie Tansol

OWNERS

- PT Sari Dasa Karsa :	64.51%
- PT Makindo Tbk. :	6.67%
- Others/Public :	28.82%
Total	100.00%

Jakarta, 2003 March 25th
PT. Bank Buana Indonesia Tbk.
S.E. & O.